FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January- June 2005

Quarterly results

January–June 2005

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

January - June 2005 Results Telefónica 1

TELEFÓNICA GROUP

Market Size

(Data in thousands)

January - June 2005 Results Telefónica 2

TELEFÓNICA GROUP

ACCESSES

Unaudited figures (thousands)

	June
	2005	2004	% Chg
Fixed telephony accesses (1)	40,971.9	37,396.5	9.6

Internet and data accesses	12,907.1	10,419.9	23.9
Narrowband	6,275.4	6,273.3
Broadband	5,782.3	3,670.7
ADSL (2)	4,876.3	3,057.7
Retail (3)	4,037.6	2,559.7
Other accesses (4)	849.4	478.9
Unbundled loops (5)	297.0	43.4

Pay TV	488.7	388.3	25.9

Cellular accesses (6)	90,918.0	55,646.4	63.4

Total Accesses	145,285.7	103,851.1	39.9

Note: Cesky Telecom accesses included.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2)	T. Deutschland’s connections resold on a retail basis and Cable Modem in Peru included.
(3)	TdE Retail includes satellite. TASA Retail includes ISP in the north part of the country.
(4)	Cable modem El Salvador, WiFi clients, satellite Latam, fiber and leased circuits included.
(5)	Includes fully unbundled loops and shared loops.
(6)	Since the cancellation of Movistar Puerto Rico’s management contract in September 2004 , its subscriber base is excluded from the Group subscriber base.

January - June 2005 Results Telefónica 3

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of the Telefónica Group 2005 first half quarter results are the following:

•	The increase in revenues during the first six months (+20.0%) far exceeds that of any other peers in the sector, with a clear acceleration in the year-on-year growth vs. the first quarter (+16.7%). During the second quarter, the rate of growth in revenues rose to 23.1%.

•	Solid growth in accesses through all business lines (+39.9% over the previous year) reaching 145.3 million, due to stronger commercial activity in the second quarter across every market and the Cesky Telecom incorporation. It should be highlighted the high number of new customers at Telefónica Móviles, following the launch of the movistar brand in 13 countries and the commercial campaigns accomplished:

•	Net adds of 5.4[1] million cellular customers during the second quarter of the year, giving the Telefónica Móviles Group a managed customer base of 86.5 million, without taking into account Cesky Telecom (4.4 million).

•	The Group’s retail ADSL accesses (Spain, Latin America and the Czech Republic) stood at 4.0 million, vs. 2.6 million as of June 30th 2004.

•	Positive and upward trend in the Telefónica Group’s profitability: consolidated net income reached 1,835.1 million euros, up 25.4% from the same period of 2004. Operating Income before D&A (OIBDA) increased by 15.3%, while Operating Income (OI) grew by 21.4%.

•	For the first time in four years, foreign exchange rates make a positive contribution to the P&L, +1.2 p.p. and +1.4 p.p., respectively, to the growth in revenues and OIBDA.

•	Organic growth[2] in Revenues, OIBDA and OI reached +10.1%, +6.6% and +12.6%, respectively, reflecting the positive evolution of the operations.

•	Operating free cash flow (OIBDA-CapEx) rose to 4,631.7 million euros, with a year-on-year increase of 5.5%, supported by the Telefónica Latinoamérica Group (+10.1% in current euros; +8.0% in constant euros) and the Telefónica de España Group (+7.6%).

•	The results of the Telefónica Group are also strengthened by its diversification as an integrated operator, providing the double digit growth rates of the key parameters of business lines with activity with stability:

•	The cellular business is the main contributor to the growth of revenues (+40.2% year-on-year), while fixed operators contribute most highly to profitability (46.2% and 32.9% growth in the Operating Income for the Telefónica de España Group and the Telefónica Latinoamérica Group, respectively, compare to the first half of 2004)

[1]	Excludes the adjustment of 300,000 inactive lines in Mexico, not longer considered in the reported customer base.
[2]	Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to Bell South in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

January - June 2005 Results Telefónica 4

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

The Telefónica Group’s results for the first six months of the fiscal year 2005 are characterized by growth acceleration in both Group revenues (+20.0%) and Group’s customer base, strongly above sector’s peers.

The growth in revenues came along with a positive improvement in the Company´s profitability, with an increase in the Operating Income before D&A (OIBDA) and in the Operating Income (OI) of 15.3% and 21.4% respectively, which allowed the Company to post a 25.4% growth in net income.

The solid performance of every business lines has resulted in a 5.5% growth in the Operating free cash flow (OIBDA-CapEx) versus June of 2004, which in absolute terms amounted to 4,631.7 million euros. By business lines, the Company registered a solid growth in the fixed line business (Telefónica Latinoamérica Group +10.1% and Telefónica de España Group +7.6%).

The results of the Telefónica Group are also strengthened by its diversification as an integrated operator, providing a stable floor for double digit growth rates of the key parameters of business lines. Hence, the cellular business is the main contributor to the revenue growth (+40.2% year-on-year), while fixed operators contribute mainly to profitability, with a 46.2% and 32.9% growth in the Operating Income for the Telefónica de España Group and the Telefónica Latinoamérica Group, respectively, compared to the first half of 2004. Thus, the need to finance the increase in cellular clients at a key moment of expansion and with their obvious impact on margins is more than offset by the solid results from the fixed telephony divisions of the Group, a clear reference in the sector in terms of revenues, profitability and cash flow generation.

The strong commercial activity for loyalty and customer acquisition were reflected in the 39.9% growth in total accesses (fixed telephony accesses, data and Internet access, Pay TV and cellular accesses) compared with June 2004, reaching 145.3 million. This number of total accesses includes the accesses from the recently acquired operator Cesky Telecom (8.7 million).

January - June 2005 Results Telefónica 5

TELEFÓNICA GROUP

Consolidated Results

The strong activity registered in all the markets where Telefónica Móviles has operations, following the April market launch of the movistar brand in 13 countries, along with the strong activity for the quarter, enabled Telefónica Móviles to report net adds of 5.41 million for the quarter vs. more than 3 million in January-March of 2005, amounting the managed customer base to 86.5 million. Of the total customer base, 63.7 million corresponded to the Latin American operators, 19.4 million to Telefónica Móviles España and more than 3.4 million to Médi Telecom. In the other hand, cellular accesses at Cesky Telecom rose to 4.4 million.

Broadband is the main contributor to the growth in data and Internet accesses, totaling the number of retail ADSL lines in Spain, Latin America and the Czech Republic up to 4.0 million at June 30, 2005 (+57.6%). Telefónica Group retail ADSL accesses in Spain rose to 2.3 million (+41.8% vs. June 2004), representing an estimated market share of 54.1% of the total broadband market. In Latin America, retail ADSL accesses stood at 1.7 million and grew by 70.9% over the same period last year, highlighting Telesp, with almost one million ADSL access lines (exceeded during July).

As a result, revenues for the first half of the year amounted to 17,359.7 million euros, 20.0% higher than revenues as of June 2004, accelerating the year-on-year growth during the second quarter of the year (+23.1% in April-June 2005 vs. +16.7% in the first quarter 2005), mainly due to the cellular business (+45.7% in April-June 2005 vs. +34.6% in the first quarter 2005) and to the Telefónica Latinoamérica Group (+20.6% in April-June 2005 vs. +4.5% in the first quarter 2005). For the cumulative six months, all business lines recorded solid results, with the cellular business standing out due to the incorporation of the BellSouth assets. However, if we exclude the impact of exchange rates and changes in the consolidation perimeter, the organic growth2 would be +10.1% (+9.2% in March). For the first time in four years, it was registered a positive contribution because of the variations in the exchange rates (+1.2 percentage points. vs. -0.6 percentage points in January-March of 2005).

The cellular business continues to be the main contributor to the revenue growth during the first six months of 2005, with total revenues of 7,759.8 million euros, up 40.2% year-on-year (service revenues: +39.1%; revenues from handset sales: +47.3%). Among the operators, it should be mentioned the solid performance at Telefónica Móviles España (+8.4%; service revenues +7.3%) thanks to the higher traffic and the positive results of the new commercial activities launched recently.

The Telefónica de España Group achieved revenues of 5,802.9 million euros, 5.4% higher than in the first six months of 2004 mainly driven by the revenues coming from Internet Services and Broadband. This growth was slightly lower than that reported during the first quarter (+6.0%) due to the lower growth at the parent company Telefónica de España (+5.3% in June, vs. +6.4% in March), which was affected in the year-on-year growth comparison by the elimination in the monthly fee 2004 increase and the decline in the SIM (Comprehensive Maintenance Service) bonuses. Likewise, it should be mentioned the year-on-year increase in the second-quarter revenues from Telyco (+40.8%) mainly due to higher handsets sales related to Telefónica Móviles rebranding (movistar).

[1]	Excludes the adjustment of 300,000 inactive lines in Mexico, not longer considered in the reported customer base.
[2]	Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to Bell South in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

January - June 2005 Results Telefónica 6

TELEFÓNICA GROUP

Consolidated Results

During the first half of 2005, revenues at Telefónica Latinoamérica rose to 3,692.1 million euros, representing a solid year-on-year growth of 12.5%. In constant euros the growth represents 6.5% increase and shows a clear acceleration vs. March (+3.4%). This change was due to an improvement of the operators results in the second quarter of the year, mainly Telesp (+7.3% in local currency, vs. +3.2% in January-March of 2005). In turn, it should be highlighted that CTC and TdP both reported slight growths (+2.3% and +1.0%, respectively) vs. slight declines registered in the first quarter of the fiscal year (-0.3% and -0.1%, respectively).

Revenues coming from Spain represented 55.4% of consolidated revenues as of June, 2005, experimenting a 6.8 percentage points decrease in its contribution over the same period in 2004. In turn, the contribution from Latin America increased to 40.6% (33.0% a year ago) due to the acquisition of the BellSouth Latin American operators. Brazil maintains its revenue contribution up to 17.4%.

At the end of the second quarter, accumulated operating expenses were 23.2% higher than in the previous year, amounting 11,022.2 million euros, 5.0 percentage points higher than in March, due to the acceleration in the commercial efforts for capturing customers. The cellular business was the main contributor, that also includes the launch of the movistar brand in 13 countries in April.

The higher commercial expenses and the incorporation of BellSouth’s Latin American assets, mainly explained by the 36.3% growth in the Telefónica Group’s external services year-on-year (+34.7% in constant euros).

The 30.2% increase in supplies over January-June 2004 (+29.2% in constant euros) was mainly due to the change in the consolidation perimeter and to the higher commercial activity in the cellular business, as well as, to a lesser extent, to purchases of ADSL and Imagenio equipment by the Telefónica de España Group.

Personnel expenses increased in the first half of 2005 by 2.6% over June 2004 due to the increase in the average Group workforce (+19.0%, to 180,260 employees), due to the incorporation of the BellSouth employees and to the increase in the Atento Group workforce. Excluding the Atento Group’s employees, the workforce level would have increased by 7.3%.

January - June 2005 Results Telefónica 7

TELEFÓNICA GROUP

Consolidated Results

Regarding the 2003-2007 Redundancy Program of the Telefónica de España Group, a provision of 531.2 million euros was accounted for 1,750 employees who joined this program in 2005. In this sense, it should be noted that a portion of this provision has already been recorded during the first quarter of the fiscal year (121.3 million euros).

At the end of the first half, the Telefónica Group reported a gain on sale of fixed assets for 164.3 million euros, of which 120.6 million euros were materialised during the first quarter and corresponded, among other things, to the capital gains generated by the sale of, Radio Continental, Radio Estéreo (both from the ATCO Group), Infonet and the sale of real estate. During the period April-June 2005, the Company recorded an income of 43.7 million euros related among others, to the sale of 1.2% of the TPI share capital.

As a consequence of the evolution of revenues and expenses described above, the consolidated OIBDA for the first six months of 2005 amounted 6,621.4 million euros, up 15.3% year-on-year (+16.2% in the first quarter). The organic growth3 would be 6.6%, compared with 9.5% in the first quarter. The variations in the exchange rates contribute with 1.4 percentage points to the OIBDA growth, being the first positive contribution in four years. In terms of profitability, the OIBDA margin stood at 38.1%, 1.5 percentage points lower than at the end of the first half of 2004. This margin was affected by the decrease in the OIBDA margin to 35.3% in the second quarter, as a result of the higher commercial expenses related to the acquisition of new customers and to the impact of the provision for the Redundancy Program at Telefónica de España.

The cellular business, the main contributor to the Group’s growth, reported an OIBDA of 2,578.8 million euros for the first half of the year (38.9% of total consolidated OIBDA), which represented a 13.3% increase over January-June of 2004. The impact of the change in brand, along with the higher commercial efforts, reduced the OIBDA margin for the first half to 33.2% and the margin for the second quarter to 30.9%.

At the end of the first half, the Telefónica de España Group reported a total of 2,141.5 million euros (32.3% of total OIBDA), up 10.3% year-on-year. The OIBDA margin stood at 36.9% (35.3% as of June 2004), although these margins were affected by the provision for the Redundancy Program in both six-month periods.

The Telefónica Latinoamérica Group’s OIBDA (25.9% of consolidated OIBDA) reached 1,716.5 million euros as of June 2005, which amounted to an increase of 18.3% in current euros. The growth in constant euros would be 12.3% (+16.8% in the first quarter 2005). This lower year-on-year growth rate in constant euros was related to the operators’ higher commercial expenses. The OIBDA margin for the first half improved 2.3 percentage points year-on-year to 46.5%. If we adjust the margin for the capital gains of the sale of assets in both periods, the OIBDA margin would decline to 44.3%, 0.4 percentage points higher than the one registered as of June 2004.

Following the trend in the previous quarter, Spain’s contribution to consolidated OIBDA dropped significantly from that of the prior year (61.8% in June of 2005, 6.1 percentage points lower than a year ago), while the contribution of Latin America increased by 5.4

[3]	Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to Bell South in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

January - June 2005 Results Telefónica 8

TELEFÓNICA GROUP

Consolidated Results

percent, to 35.7%, following the acquisition of Bell South’s Latin American operators. Within Latin America, Brazil is the country with the highest weight (18.9%, +0.4 percentage points over the previous year), followed by Argentina (4.4%, -0.2 percentage points compared to the previous year), Chile (4.3%, +0.2 percentage points compared to the previous year), Peru (4.1%, +0.2 percentage points compared to the previous year) and Venezuela (3.9%).

Consolidated Operating Income (OI) for the period January-June of 2005 reached 3,528.4 million euros, representing a 21.4% increase over the first six months of 2004, down 4.1 percentage points from the first quarter. This slowdown was due to the OIBDA evolution described above and by the higher year-on-year increase in depreciation (+9.2% as of June, vs. +6.5% as of March). The higher level of depreciation was attributable to changes in the consolidation perimeter in the cellular business. The organic growth4 of operating income stood at +12.6% (+21.3% in the first quarter of 2005).

Results of associated companies began reporting positive figure during the first half of the year (+5.2 million euros), versus negative results of 42.3 million euros during the same period last year. This change was due primarily to the higher contribution of Portugal Telecom, the positive contribution from Medi Telecom and lower losses at Sogecable, Lycos Europe, and IPSE 2000. In the second quarter of 2005, the Company reported a positive result of 14.4 million euros, related to the higher contribution of Portugal Telecom, the positive contribution from Medi Telecom and the lower losses at Sogecable.

Financial expenses amounted to 733.7 million euros in the first half, 22.6% above the same period in the year before. 85 million euros are due to the 11% increase in the average net debt, and the remaining 50 million is related to the increase in the Latam debt (higher after the acquisition of the Bell South assets and the increase in the interest rates in Brazil) with a saving of 33 million euros as a consequence of better interest rates in the Group.

The net free cash flow after CapEx generated by the Telefónica Group amounted to 2,614.4 million euros for the first half of the year. Of this, 3,533.8 million euros were devoted to

[4]	Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to Bell South in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

January - June 2005 Results Telefónica 9

TELEFÓNICA GROUP

Consolidated Results

financial investments (net of divestiture) and 1,589.7 million euros for net payment for dividends and treasury stock. Including the sum of 78.5 million euros received from the sale of real estate, the free cash flow after dividends is negative, -2,430.6 million euros. Free cash flow stood at 2,800.0 million euros (according to the criteria used at the 3rd and 4th Investor Conferences) prior to payments made to amortize commitments related to headcount reduction plan (and taking into account the almost absence of dividend payments to minority interests during the first quarter).

The Telefónica Group’s net financial debt at the end of June 2005 stood at 27,990.4 million euros. 57% of the increase in debt was due to the financial investments of the period, 24% due to appreciation of the dollar and the Latin American currencies against the euro throughout the first half of the year, which accounted for 1,032.0 million euros of the increase in debt. The remaining 19% corresponds to the changes in the consolidation perimeter after the acquisition of Bell South subsidiaries in Argentina and Chile and Cesky Telecom. Total debt (including guarantees and labor commitments for a total of 3,431.52 million euros) amounted to 31,941.1 million euros, equivalent to 2.26 times OIBDA annualized for the period, including Cesky Telecom.

The tax provision totaled 806.7 million euros in the first half (tax rate of 28.8%), although the Group’s cash outflow will be more reduced for the Telefónica Group as far as more tax bases are offset.

Results attributed to minority interest, increased by 32.1% year-on-year, reducing the Telefónica Group’s net income by 158.1 million euros. This change was mainly due to minority shareholders’ participation in the net income of Terra Networks Group vs. the net losses of the last year and to the higher net income achieved by Telesp.

Consolidated net income rose to 1,835.1 million euros as of June 2005, versus 1,464.0 million euros in the period January-June of 2004, representing an increase of 25.4%.

The Telefónica Group’s CapEx for the first six months amounted to 1,989.7 million euros, 47.6% higher than in the previous year (organic change:5 +29.0%), at 1,989.7 million euros. The Telefónica Latinoamérica Group and the Telefónica de España Group increased by 60.8% and 17.7%, respectively, year-on-year, due to higher investments in broadband. Investment in the cellular business in Mexico, Colombia, Argentina, Chile and Peru increased by 64.4% year-on-year. Nevertheless, it should be noted that there is a strong cyclical component to the investment, so this performance cannot be extrapolated for the full year.

[5]	Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to Bell South in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

January - June 2005 Results Telefónica 10

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June
	2005	2004	% Chg
Revenues	17,359.7	14,469.9	20.0
Operating income before D&A (OIBDA)	6,621.4	5,740.3	15.3
Operating income (OI)	3,528.4	2,907.0	21.4
Income before taxes	2,800.0	2,266.3	23.5
Net income	1,835.1	1,464.0	25.4
Basic earnings per share	0.375	0.290	29.1
Weighted average number of ordinary shares outstanding during the period (millions)	4,897.1	5,042.8	(2.9)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees “Programa TIES”. Furthermore, in line with IAS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP

RESULTS BY COMPANIES

Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OPERATING INCOME
	January - June			January - June			January - June
	2005	2004	% Chg	2005	2004	% Chg	2005	2004	% Chg
Telefónica de España Group	5,802.9	5,503.3	5.4	2,141.5	1,941.1	10.3	1,033.4	706.7	46.2
Telefónica Latinoamérica Group	3,692.1	3,283.0	12.5	1,716.5	1,450.8	18.3	876.5	659.7	32.9
Cellular Business	7,759.8	5,533.3	40.2	2,578.8	2,276.3	13.3	1,484.7	1,535.7	(3.3)
Directories Business	239.1	219.1	9.1	62.5	57.7	8.4	50.5	46.8	7.8
Terra Networks Group	240.8	219.3	9.8	46.3	(0.0)	c.s.	7.3	(47.8)	c.s.
Atento Group	388.2	280.3	38.5	51.5	37.1	38.7	37.9	9.8	284.4
Content & Media Business	601.9	570.9	5.4	114.1	70.6	61.6	100.0	57.5	73.8
Other companies (*)	381.1	443.8	(14.1)	(70.2)	(299.1)	(76.5)	(100.8)	(155.0)	(35.0)
Eliminations	(1,746.2)	(1,583.1)	10.3	(19.6)	205.8	c.s.	39.0	93.6	(58.3)
Total Group	17,359.7	14,469.9	20.0	6,621.4	5,740.3	15.3	3,528.4	2,907.0	21.4

(*)	OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

January - June 2005 Results Telefónica 11

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP

CAPEX BY BUSINESS LINES

Unaudited figures (Euros in millions)

	January - June
	2005	2004	% Chg
Telefónica de España Group	620.7	527.6	17.7
Telefónica Latinoamérica Group	378.1	235.2	60.8
Cellular Business	847.0	515.2	64.4
Directories Business	6.8	7.5	(9.6)
Terra Networks Group	7.5	11.3	(33.5)
Atento Group	19.8	8.2	142.4
Content & Media Business	13.1	12.3	6.8
Other companies & Eliminations	96.8	31.3	209.0
Total Group	1,989.7	1,348.4	47.6

TELEFÓNICA GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	17,359.7	14,469.9	20.0	9,080.9	7,376.5	23.1
Internal expenditure capitalized in fixed assets (1)	225.2	203.4	10.7	137.7	115.1	19.7
Operating expenses	(11,022.2)	(8,945.2)	23.2	(6,028.6)	(4,719.8)	27.7
Supplies	(4,552.4)	(3,495.9)	30.2	(2,437.9)	(1,806.8)	34.9
Personnel expenses	(2,924.3)	(2,850.6)	2.6	(1,626.1)	(1,579.0)	3.0
Subcontracts	(3,199.8)	(2,347.3)	36.3	(1,779.3)	(1,208.9)	47.2
Taxes	(345.7)	(251.4)	37.5	(185.2)	(125.1)	48.0
Other net operating income (expense)	(98.8)	(18.7)	n.s.	(24.1)	24.1	c.s.
Gain (loss) on sale of fixed assets	164.3	36.3	n.s.	43.7	9.7	n.s.
Impairment of goodwill and other assets	(6.8)	(5.4)	25.5	(3.0)	(3.0)	(0.0)
Operating income before D&A (OIBDA)	6,621.4	5,740.3	15.3	3,206.7	2,802.7	14.4
Depreciation and amortization	(3,093.0)	(2,833.3)	9.2	(1,566.6)	(1,400.3)	11.9
Operating income (OI)	3,528.4	2,907.0	21.4	1,640.1	1,402.3	17.0
Profit from associated companies	5.2	(42.3)	c.s.	14.4	(12.7)	c.s.
Net financial income (expense)	(733.7)	(598.5)	22.6	(416.0)	(276.8)	50.3
Income before taxes	2,800.0	2,266.3	23.5	1,238.5	1,112.8	11.3
Income taxes	(806.7)	(640.9)	25.9	(226.9)	(234.3)	(3.2)
Income from continuing operations	1,993.2	1,625.4	22.6	1,011.7	878.5	15.2
Income (Loss) from discontinued operations	0.0	(41.7)	n.s.	(0.1)	(11.9)	(99.4)
Minority interest	(158.1)	(119.6)	32.1	(88.7)	(74.0)	19.8
Net income	1,835.1	1,464.0	25.4	922.9	792.6	16.4

Weighted average number of ordinary shares outstanding during the period (millions)	4,897.1	5,042.8	(2.9)	4,898.0	5,019.5	(2.4)
Basic earnings per share	0.375	0.290	29.1	0.188	0.158	19.3

(1)	Including work in process.

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees “Programa TIES”. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

January - June 2005 Results Telefónica 12

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP

CONSOLIDATED BALANCE SHEET

Unaudited figures (Euros in millions)

	June
	2005	2004	% Chg
Non-current assets	57,457.3	46,257.9	24.2
Intangible assets	6,849.4	4,568.5	49.9
Goodwill	8,961.4	4,064.4	120.5
Property, plant and equipment and Investment property	27,787.2	23,065.9	20.5
Long-term financial assets and other non-current assets	5,353.0	5,498.5	(2.6)
Deferred tax assets	8,506.3	9,060.6	(6.1)
Current assets	12,625.5	10,910.3	15.7
Inventories	870.4	576.8	50.9
Trade and other receivables	7,390.9	5,677.2	30.2
Current tax receivable	1,358.0	1,015.2	33.8
Short-term financial investments	1,413.6	2,895.1	(51.2)
Cash and cash equivalents	1,579.1	744.7	112.0
Non-current assets classified as held for sale	13.6	1.2	n.s.
Total Assets = Total Equity and Liabilities	70,082.8	57,168.2	22.6

Equity	13,961.7	11,841.2	17.9
Equity attributable to equity holders of the parent	10,637.8	9,882.8	7.6
Minority interest	3,323.9	1,958.3	69.7
Non-current liabilities	31,225.4	29,951.7	4.3
Long-term financial debt	19,667.5	19,339.3	1.7
Deferred tax liabilities	2,468.6	1,235.8	99.8
Long-term provisions	7,834.3	8,063.1	(2.8)
Other long-term liabilities	1,255.0	1,313.4	(4.5)
Current liabilities	24,895.7	15,375.4	61.9
Short-term financial debt	11,689.5	6,361.5	83.8
Trade and other payables	6,426.3	4,614.8	39.3
Current tax payable	2,089.1	1,352.9	54.4
Short-term provisions and other liabilities	4,690.7	3,046.2	54.0
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Net Financial Debt (1)	27,990.4

(1)	Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

January - June 2005 Results Telefónica 13

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2005	2004	% Chg
I	Cash flows from operations	5,773.8	5,276.6	9.4
II	Net interest payment (1)	(676.2)	(488.2)
III	Payment for income tax	(450.0)	(66.8)
A=I+II+III	Net cash provided by operating activities	4,647.6	4,721.6	(1.6)
B	Payment for investment in fixed and intangible assets	(2,033.2)	(1,707.3)
C=A+B	Net free cash flow after CAPEX	2,614.4	3,014.3	(13.3)
D	Net Cash received from sale of Real Estate	78.5	204.1
E	Net payment for financial investment	(3,533.8)	(478.9)
F	Net payment for dividends and treasury stock (2)	(1,589.7)	(2,192.4)
G=C+D+E+F	Free cash flow after dividends	(2,430.6)	547.1	c.s.
H	Effects of exchange rate changes on net financial debt	1,032.0
I	Effects on net financial debt of changes in consolid. and others	833.5
J	Net financial debt at beginning of period	23,694.4
K=J-G+H+I	Net financial debt at end of period	27,990.4

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - June
	2005	2004	% Chg
OIBDA	6,621.4	5,740.3	15.3
- CAPEX accrued during the period (EoP exchange rate)	(1,989.7)	(1,348.4)
- Payments related to commitments	(462.6)	(459.3)
- Net interest payment	(676.2)	(488.2)
- Payment for income tax	(450.0)	(66.8)
- Results from the sale of fixed assets	(164.3)	(36.3)
- Invest. in working cap. and other deferred income and expenses	(264.2)	(327.0)
= Net Free Cash Flow after Capex	2,614.4	3,014.3	(13.3)
+ Net Cash received from sale of Real Estate	78.5	204.1
- Net payment for financial investment	(3,533.8)	(478.9)
- Net payment for dividends and treasury stock	(1,589.7)	(2,192.4)
= Free Cash Flow after dividends	(2,430.6)	547.1	c.s.

Note: At the Investor Conference held in October 2003, the concept expected “Free Cash Flow” 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after Capex” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

	jan-jun 2005	jan-jun 2004
Net Free Cash Flow after Capex	2,614.4	3,014.3
+ Payments related to cancellation of commitments	387.0	369.8
- Ordinary dividends payment to minoritaries	(201.4)	(121.3)
= Free Cash Flow	2,800.0	3,262.8

January - June 2005 Results Telefónica 14

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP

NET FINANCIAL DEBT AND COMMITMENTS

Unaudited figures (Euros in millions)

		June 2005
	Long-term debt	20,271.3
	Short term debt including current maturities	11,689.5
	Cash and Banks	(1,579.1)
	Short and Long-term financial investments (1)	(2,391.3)
A	Net Financial Debt	27,990.4
	Guarantees to IPSE 2000	435.7
	Guarantees to Newcomm	83.5
B	Commitments related to guarantees	519.2
	Gross commitments related to workforce reduction (2)	5,688.0
	Value of associated Long-term assets (3)	(755.5)
	Taxes receivable (4)	(1,501.0)
C	Net commitments related to workforce reduction	3,431.5
A + B + C	Total Debt + Commitments	31,941.1

	Net Financial Debt / OIBDA (5)	2.0x
	Total Debt + Commitments/ OIBDA (5)	2.3x

(1)	Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption “Investment” of the Balance Sheet.
(2)	Mainly in Spain, except 86.0 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption “Provisions for Contingencies and Expenses” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(3)	Amount included in the caption “Investment” of the Balance Sheet, section “Other Loans”. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5)	Calculation based on annualized OIBDA. Including Cesky Telecom January-June 2005 OIBDA.

TELEFÓNICA GROUP

EXCHANGES RATES APPLIED

	P&L (1)		Balance Sheet and CapEx (2)
	Jan - Jun 2005	Jan - Jun 2004	June 2005	June 2004
USA (US Dollar/Euro)	1.284	1.226	1.209	1.215
Argentina (Argentinean Peso/Euro)	3.735	3.562	3.491	3.595
Brazil (Brasilian Real/Euro)	3.293	3.641	2.842	3.777
Chile (Chilean Peso/Euro)	746.269	746.269	699.301	775.194
Colombia (Colombian Peso/Euro)	3,012.048	3,311.258	2,816.901	3,278.689
El Salvador (Colon/Euro)	11.233	10.731	10.581	10.636
Guatemala (Quetzal/Euro)	9.837	9.883	9.212	9.637
Mexico (Mexican Peso/Euro)	14.215	13.710	13.111	13.872
Nicaragua (Cordoba/Euro)	21.227	19.309	20.231	19.369
Peru (Peruvian Nuevo Sol/Euro)	4.184	4.262	3.935	4.220
Uruguay (Uruguayan Peso/Euro)	32.020	36.298	29.744	36.101
Venezuela (Bolivar/Euro)	2,659.574	2,352.941	2,597.403	2,336.449

(1)	These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 30/06/05 and 30/06/04.

January - June 2005 Results Telefónica 15

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

The broadband market continued to grow at a strong rate during the second quarter of 2005. The different actions developed by Telefónica on this market placed the company as the main driving force and actor in the growth of broadband, enabling its market share and position of leadership to remain at the same levels as during the first quarter of 2005. These results enforce Telefónica’s strategy, characterized by excellent customer service and innovation and the extensive commercial offer of value added services compared with the other actors on the broadband market who focus their efforts primarily on price competition.

The main news relating to the second quarter in terms of development of the commercial broadband program includes the following:

•	Continuation of the rollout of Imagenio throughout Spain. The company’s new interactive television is now available in 140 cities with a coverage of 4 million homes.

Alongside this, the commercial offer for Imagenio continued to improve to include the possibility of contracting any of the time or volume-based ADSL basic speed connectivity modalities within the triple-offer packages: “ADSL tailor made” (ADSL a tu medida) and “ADSL MINI”. Furthermore, the provisions of the video on demand service have been improved with the inclusion of the possibility to select the language of the films, to access extra contents such as the “making of” and to determine the initial viewing point of films, along with new services associated to football, such as the repetition of the best shots.

•	Launch of two new VAS within the ADSL SME Solutions catalogue: The Back-up Copy ADSL Solution (Solución ADSL Copia de Seguridad) that allows for a security back-up copy of all information contained on the hard drive of a PC to be created and saved in Telefónica data centers for later recovery, and the ADSL Music System Solution (Solución ADSL Hilo Musical) that offers a basic package of audio channels and acoustic equipment with a maintenance and contents renewal guarantee.

•	Launch of different promotions for both ADSL and Imagenio, including free service subscription fees, free local calls during 2005 and different additional bonuses.

Aware of the relevance of the voice and access businesses, Telefónica de España continues to develop a strategy aimed at defending and renewing the traditional business, making great efforts to update its product portfolio and launch promotions, both of which are proving effective in sustaining the traditional business. Within this field, the following commercial actions have been undertaken, focused on adapting the service catalogue to the new communication requirements of our clients:

•	Free subscription fee campaign during April, subsequently extended on the on-line channel, signed up for by 99,106 clients to June 30th 2005.

January - June 2005 Results Telefónica 16

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Fixed Line Business

•	April’s launch of the Tarifa Plana Autonómica (Regional Flat Rate), the plant of which amounted to 76,133 by June end. Moreover, it should be noted the positive performance of Mini Rates (Tarifas Mini, with a fixed charge independently of the call’s duration) reaching a total of 156,778 plans sold.

•	Launching of Multimedia Messaging Service for fixed telephone lines by using cordless terminals having such capabilities.

Furthermore, in compliance with the 1% price cap (CPI-3%) that should have been applied before July 1st 2005, of note is the average reduction of 8.47% on rates for international calls implemented on June 30th.

From a regulatory standpoint, the CMT recently approved the Telefónica de España’s application to double the speeds of the current ADSL product offering for the second time in less than a year. The doubling process, which is to benefit more than three million users on the Spanish market, and is possible thanks to ADSL 2+ technology, has already started last July 26th being completion planned for this October. Hence, the basic option will correspond to a download speed of 1 Mbps and an upload speed of 300 Kbps, maintaining the price of the previous 512 Kbps option that will cease to exist. The highest speed option will become 8 Mbps, with the same price conditions as the previous 4 Mbps.

The corresponding OBA (Oferta de acceso al Bucle de Abonado –Subscriber Loop Access Offer–) modification has set additional price reductions, to the already implicitly included in the speed upgrade            , for the ADSL wholesale service GigADSL. The decrease in wholesale prices, which is to be applied as speed upgrade comes into force, varies from the minimum 5.51% reduction for the basic speed, to the maximum 13.93% reduction for the 4Mbps speed. Hence, the new GigADSL monthly fees will stand as follows: 21.09 euros for 1Mbps, 38.58 for 2Mbps, 64.42 euros for 4Mbps and 74.16 euros for 8Mbps.

Additionally, in the month of May came into force the decision made by the Finance Ministry in February to liberalize the prices of Telefónica de España narrowband Internet access and the Information Service provided via the 11818 number.

Revenues at Telefónica de España Group amounted to 5,802.9 million euros during the first half of the year, with a year-on-year growth of 5.4%. Telefónica de España Parent Company recorded a 5.3% growth in revenues during this same period to reach 5,560.1 million euros. It is worth noting that Internet and Broadband Services accounted for 3.9 percentage points of this growth. In the quarterly analysis of Parent Company revenues, the second quarter of the year recorded a 4.3% growth to represent a 2.1 percentage points slow-down in growth in relation to the previous quarter. This difference in growth is due to the disappearance of the positive effect on the growth in revenues by the rise in fees and the reduction of bonuses associated to the Comprehensive Maintenance Service (SIM) during April 2004.

The excellent performance of Telyco during the second quarter of 2005, during which time its sales increased by 40.8%, was associated to the increase of mobile handsets linked to the new branding campaign of movistar. This sales increase helped offset the lower growth in revenues by Telefónica de España Parent Company to place the growth in revenues of the Telefónica de España Group at 4.9% (second quarter of 2005 compared with the same period of 2004), 1.1 percentage points down on that recorded in March 2005.

January - June 2005 Results Telefónica 17

RESULTS BY BUSINESS LINES

Fixed Line Business

•	Revenues for Traditional Access grew by 1.7% over the first six months of the year to reach 1,413,3 million euros. The schedule for the rise of PSTN monthly fee in 2004 and the evolution in the number of lines have led to a 0.5% year-on-year drop in revenues during April-June 2005, reducing accumulated growth to June by 2.4 percentage points compared with that recorded in March 2005.

The access market in Spain grew by 1.3% at June end, while the estimated market share for Telefónica de España dropped by 0.4 percentage points with regard to that reached in March 2005 to stand at 87.3%. Of note is the positive evolution in the loss of PSTN and basic ISDN access lines over the quarter to stand at 29,931 lines lost, a clear improvement on the 85,133 lines lost during the first quarter of the year. This progress has allowed for the rhythm of market share losses to be reduced in comparison with the 0.5 percentage points lost during the first quarter of 2005, as a result of the free subscription fee campaign launched in April and other initiatives established by the company.

•	Revenues from Traditional Voice Services amounted to 2,583.0 million euros during the first six months of the year with a slight year-on-year reduction of 0.1%. Over the second quarter, this year-on-year reduction amounted to 1.8%, 3.6 percentage points less than in the first three months of the year, due to the disappearance of impact from the decrease in Comprehensive Maintenance Service bonuses

The year-on-year drop of 6.2% in the volume of outgoing voice traffic during the second quarter was partially offset by the evolution of the mix of minutes towards traffic with a higher price per minute. Hence, revenues from outgoing voice traffic (national, international, fixed-to-mobile, intelligent network and other usages) minimized their fall over the quarter to 1.8%.

Within this same sector, interconnection revenues grew by 8.2% over the six months to total 453.9 million euros, driven by the transit traffic carried to mobile networks that more than offset the reduction on fixed-to-fixed interconnection traffic.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, was down 3.2% in the first six months of the year in comparison with the same period of the previous year, representing a significant slowing of the rate of decline recorded during the first quarter. Telefónica de España’s estimated share of the voice market stood at 66.6% in June, 0.4 percentage points down over the quarter and 3.9 percentage points lower over the past twelve months, improving on the 2004 trend when 4.4 percentage points of market share were lost.

The estimated total volume of minutes processed by Telefónica de España during the first half of 2005 amounted to 57,504 million, presenting a 10.8% year-on-year drop. Total outgoing traffic (including internet), which accounted for 54.7% of total traffic, amounted to 31,442 million minutes and fell by 13.4% with regard to the same period of the previous year. Traditional outgoing traffic totaled 22,765 million minutes at June end, down by 8.0% year on year and slowing down the decline in comparison with the first quarter as a result of the less significant drop in the market. The negative trend in all areas of traffic slowed down over the quarter: in the January-June period local traffic fell by 11.9%, provincial by 11.2% and DLD by 7.9%, all lower than those recorded during the first quarter. Fixed-to-mobile traffic increased slightly over the period (+0.1%) having recorded a 1.2% growth in the second quarter, and international traffic maintained its positive trend with a year-on-year growth of 15.2%, accelerating greatly compared with the 11.6% of the

January - June 2005 Results Telefónica 18

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Fixed Line Business

previous quarter and the whole of the past year as a result of the successful capture of traffic by the immigrant population to their countries of origin. The number of outgoing minutes to the Internet amounted to 8,676 million to June and continued to show a negative year-on-year variation during the quarter of 24.9%, mainly as a result of switched internet traffic cannibalization by broadband ADSL services. Finally, incoming traffic amounted to 26,063 million minutes, a 7.5% drop compared with the same period of the previous year.

The change in pre-selection tendencies is worth noting, given that the total number of pre-selected lines dropped over the second quarter by 44,443 to stand at 2,358,939 at the end of the second quarter of 2005, 20,518 less than at 2004 December end.

•	Internet and broadband services contributed mostly towards the growth in Telefónica de España revenues to total an aggregate 903.4 million euros by June 2005, a 29.5% increase year on year.

Broadband revenues amounted to 795.8 million euros, representing more than 88% of this sector. This was a 47.3% growth compared with the previous year. Revenues from retail broadband services continued to grow at a strong rate, totaling 603.8 million euros over the six months, a 42.9% increase.

According to our estimates, the broadband market in Spain has exceeded the 4 million line mark, an increase of 375,784 connections over the second quarter of the year and 37,7% up on the previous year. 2,974,771 of these connections, 71.3%, are Telefónica de España ADSL (retail + wholesale), a net gain of 201,964 connections during the period April-June 2005. Telefónica de España retail lines amounted to 2,005,009, a net gain of 204,544 lines over the quarter.

Telefónica Group’s estimated broadband market share stood at 54.1%, 0.1 percentage points down on the end of the last quarter to reflect virtual stabilizing following the losses recorded over the past two quarters and shows the competitiveness of Telefónica’s retail broadband offer in relation to the aggressiveness of the competition. The net gain of 200,947 connections during the second quarter, an estimated net gain of 53.5% over the period, has led to Telefónica Group maintaining its market share.

January - June 2005 Results Telefónica 19

RESULTS BY BUSINESS LINES

Fixed Line Business

Unbundled loops continued to progress on the Spanish Market to total 296,962 in June 2005, 7.1% of total broadband lines. Of these, 176,503 - 59.4% - are shared loops, the modality to record the greatest growth rate. The net gain of unbundled loops amounted to 103,553 over the second quarter, 34% up on that recorded in the first quarter. Obviously, the growth in the total number of unbundled loops is having a negative affect on Telefónica’s wholesale ADSL service, recording the plant of operators outside Telefónica Group a minimum growth rate over the quarter to total an estimated 0.3% share of the quarterly net gain of broadband connections.

Telefónica de España’s ADSL value-added services (VAS) remained a distinguishing factor with regard to the retail offer of the competition. 60.6% of our clients have subscribed to at least one VAS; the number of services sold now amounts to over 1.86 million. ADSL Solutions is noteworthy among the services sold, a total of 282,189 solutions being operational by the end of June 2005 to give a 43.1% increase in relation to March this year.

The net gain of the Imagenio service amounted to 37,857 clients during the second quarter, enabling the plant to increase by over two times at June end to total 57,490 clients.

•	Data Services revenues grew by 5.5% to total 515.1 million euros over the first half of the year. Virtual Private Network services fell by 2.5%, despite the 11.5% growth in the number of connections. More specifically, optical fiber VPN connections (metrolan) totaled 2,777, doubling the previous year’s figure.

This behavior of revenues is a result of the pressure placed on prices by the challenging competitive environment and of technological changes. Wholesale circuit rental and transport capacity to other operators contributed entirely towards the growth of this sector, representing 35.0% of the data services total.

•	Lastly, information technology services contributed towards revenues with a total of 145.4 million euros, a 22.2% increase.

There are currently 150 client management centers operated by Telefónica and 109 contracts with clients to outsource their communications/information system services. These figures have grown by 52% and 91% respectively year on year.

The number of clients’ hosted servers amounted to 2,710, a 46% increase on the previous year. The number of desktop positions managed currently stands at 84,917.

Telefónica de España Group’s Operating Expenses experienced a year-on-year increase of 3.0% to 3,797.3 million euros as a result of the commercial efforts made and the development of new products that enable Telefónica de España to provide the most complete and innovative range of services on our market.

•	Personnel expenses dropped by 7.4% to 1,575.4 million euros over the first 6 months of the year. Part of this fall was a result of lower provisions for the Redundancy Program (E.R.E. 2003-2007) being implemented. Excluding these provisions in the first half of 2004 together with the actuarial revision (643.9 million euros) and in the first half of 2005 (524.3 million euros associated to the total number of employees who have joined the Redundancy Program in 2005), personnel expenses would have fallen by 0.5%.

January - June 2005 Results Telefónica 20

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Fixed Line Business

The Telefónica de España Parent Company workforce at the end of the first six months was placed at 34,212 employees, a net reduction of 833 employees since the start of the year.

•	Supplies expenses, which as of this year include payments for international interconnection traffic (net revenues were previously recorded once these expenses had been excluded), grew by 11.7% to 1,486.3 million euros, despite the slight 0.3% growth in Telefónica de España interconnection expenses, which account for 56.2% of total supplies expenses at Telefonica de España Group level. Purchases of client equipment for ADSL and Imagenio services, and to a lesser extent, expenses arising from the provision for Internet access by both services and those allocated to loops unbundling (OBA) in the central offices, are the main effects following the increase in supplies expenses.

The increased commercial activity of Telyco was also reflected in supplies expenses. Excluding this effect, these expenses would have grown by 9.6%, 2.1 percentage points below the actual value.

•	External Services expenses grew by 12.7% to total 638.7 million euros over the first half of the year as a result of the intense commercial campaign developed by Telefónica de España to face the demanding competitive environment. In fact, Telefónica de España’s commercial expenses increased by 14.7% during this first six months of the year in relation to the same period of the previous year.

The combined effort made by the company with regard to the growth in revenues and efficiency has led to Operating Income Before Depreciation and Amortization (OIBDA) of 2,141.5 million euros, a 10.3% year-on-year growth. Excluding exceptional revenues/expenses not foreseeble in 2005 and 2004, this growth rate would stand at 11.9%. Is worth noting with this regard the positive effect of the lower E.R.E. provision registered in the first half of 2005 compared to the E.R.E. provision and the actuarial revision registered in the first half of 2004, contributing with 6.3 percentage points to the afore mentioned 11.9% growth; this positive effect that will fade during next two quarters to end the year representing 2.7 percentage points growth, jointly with other non-lineal effects (PSTN monthly fee increase and decrease of SIM bonus, both implemented on April 2004, and 2005 price-cap coming into force 30th June 2005) make that first half 2005 OIBDA growth rate is not representative of the growth expected for the full year 2005.

The OIBDA margin totaled 36.9% during the first half of 2005, compared with the 35.3% recorded in the same period of 2004. Excluding the effect of the first half 2005 E.R.E. provision, the margin would increase by 9.0 percentage points in the January-June 2005 period to stand at 45.9%. Comparing this latest margin with the adjusted margin for the first half of 2004 (once excluded the E.R.E. provision and the actuarial revision registered in the January-June 2004 period), a 1.0 percentage point decrease is witnessed as a result of greater commercial and supply efforts during 2005.

Telefónica de España parent company OIBDA amounted to 2,135.6 million euros, up 10.4% year on year.

CapEx totaled 620.7 million euros, a 17.7% increase in comparison with the first half of 2004.

January - June 2005 Results Telefónica 21

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

SELECTED OPERATING DATA

Unaudited figures (Thousands)

	June
	2005	2004	%Chg
Fixed telephony accesses (1)	16,236.5	16,411.8	(1.1)

Internet and data accesses	5,286.4	4,620.1	14.4
Narrowband	1,872.5	2,465.3	(24.0)
Broadband (ADSL)	2,974.8	2,043.7	45.4
Retail (2)	2,005.0	1,339.7	49.5
Unbundled loops (3)	297.0	43.4	n.s.

Pay TV	57.5	2.6	n.s.

Total Accesses	21,580.4	21,034.4	2.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2)	Satellite included.
(3)	Includes fully unbundled loops and shared loops.

TELEFÓNICA DE ESPAÑA PARENT COMPANY

OPERATING REVENUES

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	%Chg	2005	2004	%Chg
Traditional Access (1)	1,413.3	1,389.6	1.7	705.5	709.4	(0.5)
Traditional Voice Services	2,583.0	2,585.1	(0.1)	1,299.8	1,324.2	(1.8)
Domestic Traffic (2)	695.9	743.1	(6.4)	339.9	373.1	(8.9)
Fixed to Mobile Traffic	580.5	594.3	(2.3)	297.2	310.4	(4.2)
International Traffic	234.3	185.4	26.3	122.8	97.7	25.7
Intelligent Network, other voice consumption and bonusses (3)	145.2	108.0	34.4	83.1	77.2	7.7
Interconnection (4)	453.9	419.6	8.2	224.7	206.9	8.6
Handsets sales and others (5)	473.3	534.6	(11.5)	231.9	259.0	(10.5)
Internet Broadband Services	903.4	697.5	29.5	479.1	363.5	31.8
Narrowband	107.6	157.0	(31.5)	53.9	72.9	(26.1)
Broadband	795.8	540.4	47.3	425.2	290.6	46.3
Retail (6)	603.8	422.4	42.9	318.0	227.6	39.7
Wholesale (7)	192.0	118.0	62.7	107.2	63.0	70.1
Data Services	515.1	488.1	5.5	253.8	242.4	4.7
VPN, Leased Circuits and Broadcasting	334.6	338.2	(1.1)	166.0	164.7	0.8
Wholesale	180.4	149.9	20.4	87.8	77.8	12.9
IT Services	145.4	119.0	22.2	84.9	66.4	27.9
Total operating revenues	5,560.1	5,279.3	5.3	2,823.1	2,705.9	4.3

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2)	Local and domestic long distance (provincial and interprovincial) traffic.
(3)	Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4)	Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5)	Managed Voice Services and other businesses revenues.
(6)	Retail ADSL services and other Internet Services.
(7)	Includes Megabase, Megavía, GigADSL, and local loop unbundling.

January - June 2005 Results Telefónica 22

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	%Chg	2005	2004	%Chg
Revenues	5,802.9	5,503.3	5.4	2,960.8	2,822.6	4.9
Internal expenditure capitalized in fixed assets (1)	74.7	66.3	12.6	45.8	36.5	25.5
Operating expenses	(3,797.3)	(3,687.1)	3.0	(2,087.7)	(2,015.5)	3.6
Other net operating income (expense)	21.8	37.6	(41.9)	22.6	31.8	(28.9)
Gain (loss) on sale of fixed assets	44.1	29.5	49.5	9.8	4.5	118.9
Impairment of goodwill and other assets	(4.7)	(8.4)	(44.9)	(1.6)	(3.7)	(55.2)
Operating income before D&A (OIBDA)	2,141.5	1,941.1	10.3	949.6	876.1	8.4
Depreciation and amortization	(1,108.1)	(1,234.4)	(10.2)	(538.7)	(605.1)	(11.0)
Operating income (OI)	1,033.4	706.7	46.2	411.0	271.0	51.6
Profit from associated companies	(2.4)	(0.4)	n.s.	(2.3)	(0.2)	n.s.
Net financial income (expense)	(265.4)	(228.5)	16.1	(165.7)	(71.9)	130.5
Income before taxes	765.7	477.8	60.2	243.0	198.9	22.2
Income taxes	(247.6)	(150.8)	64.1	(68.3)	(59.9)	14.1
Income from continuing operations	518.1	327.0	58.4	174.7	139.1	25.6
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	0.1	(0.1)	c.s.	0.2	(0.0)	c.s.
Net income	518.2	326.9	58.5	174.9	139.0	25.8

(1)	Including work in process.

January - June 2005 Results Telefónica 23

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

Results at Telefónica Latinoamérica at the end of the second quarter grew significantly year on year in terms of both revenues and Operating Income before Depreciation and Amortization (OIBDA). Along with the improved results at the operating companies, exchange rates had a favorable impact, mainly due to the appreciation of the Brazilian real, the Chilean peso and the nuevo sol against the dollar, offsetting the depreciation of the dollar against the euro compared to the same period in 2004.

During this first half of the year, revenues amounted to 3,692.1 million euros, a year-on-year increase of 6.5% in constant euros (+12.5% in current euros). This growth was primarily due to the contribution of Telesp, which increased by 7.3% in local currency due to the substantial growth of the Internet and broadband business, the increase in lines in the traditional business, and in the Value Added Services together with the impact of tariff increases implemented in the second half of 2004. The contribution of TASA (up 10.9% in local currency) due to the greater volume of ADSL connections and the good performance of voice traffic is also worth noting. Furthermore, Telefónica Empresas América (TEA) and Telefónica International Wholesale Services (TIWS) recorded a growth in revenues (up 7.3% and 20.5% in constant euros, respectively), while CTC and TdP revenues improved with a small increase in local currency (+2.3% and +1.0%, respectively) compared with the slight drops recorded in the first quarter of the year.

Operating expenses for Telefónica Latinoamérica stood at 1,979.4 million euros during this period, up 6.3% in constant euros (+12.1% in current euros). There was supply expenses containment compared with the first half of 2004, while a higher growth rate in subcontracts expenses associated to greater commercial efforts was recorded. Personnel expenses increased as a result of the growth in the Telesp workforce following the incorporation of Atrium employees, the agreed salary increases at TASA and the increased workforce share of profits at TdP.

January - June 2005 Results Telefónica 24

RESULTS BY BUSINESS LINES

Fixed Line Business

During the first six months of 2005, Telefónica Latinoamérica recorded a net gain on sale of fixed assets of 80.7 million euros, primarily related to the capital gains generated by the sale of Infonet, which took place during the first quarter of the year.

As a result, Telefónica Latinoamérica recorded an Operating Income Before Depreciation and Amortization (OIBDA) of 1,716.5 million euros at June end 2005, 12.3% up on the first half of 2004 in constant euros and a growth of 18.3% in current euros. The company also recorded a 2.3 percentage point improvement year on year in its OIBDA margin in relation to revenues to stand at 46.5%. The behavior of depreciation expense, which remained at similar levels to those recorded during the same period of 2004 (+1.0% in constant euros), led to an Operating Income (OI) of 876.5 million euros, 25.7% higher than in June 2004 in constant euros (up 32.9% in current euros).

Financial results stood at -155.4 million euros, 26.5% down on June 2004, mostly due to the reduction of debt at the operating companies. In addition, the result due to exchange rate differences improved notably, reflecting the better evolution of the Latin American currencies.

The increase in broadband investment placed CapEx at Telefónica Latinoamérica at 378.1 million euros during the first half of the year, a 34.3% year-on-year growth in constant euros. During this period, Telefónica Latinoamérica’s operating free cash flow (OIBDA-CapEx) amounted to 1,338.4 million euros, an 8.0% growth in constant euros (+10.1% in current euros).

Telefónica Latinoamérica managed 27.0 million accesses at June 30th, a year-on-year increase of 4.5%. This growth reflects the commercial efforts of operators in terms of both broadband, with a 70.9% increase in retail ADSL accesses to stand at 1.7 million connections, and of initiatives in the traditional business, with a 3.1% growth to stand at 21.5 million fixed telephony accesses.

The Group’s workforce stood at 26,880 employees at June 30th, a 4.0% increase vs. June 2004 primarily due to the acquisition of Atrium and the growth in Telesp’s commercial area.

TELESP

On June 30th, ANATEL authorized the readjustment of final and interconnection tariffs, to be applied as of July 4th. The readjustment approved for the basic local basket amounted to +7.27%, an average 2.94% increase for DLD, while the tariffs applied to Public Telephony increased by 7.37%. Furthermore on June 8th, Anatel ultimately approved the final VC1 tariff for local fixed-to-mobile calls, increased by 7.99%, and fixed-to-mobile interconnection tariffs, up by 4.5%. This rise in tariffs, which should have been applied in February, is not retroactive, having come into force on June 12th 2005.

At the end of March 2005, Telesp launched the family line, recording very positive evolution to total 353,347 lines at June 30th and that, together with the launch of prepaid products during the second half of 2004, led to a 1.8% increase in fixed telephony accesses to 12.4 million accesses, with a net gain of 78,441 lines since March 2005. The good evolution of ADSL sales continued, the number of accesses totaling 976,134 by June (up 95,951 in comparison

January - June 2005 Results Telefónica 25

RESULTS BY BUSINESS LINES

Fixed Line Business

with March), a 61.2% increase year-on-year. This good performance is due to the client orientation that Telesp has been implementing since last year, seeking to offer of products adapted to each segment of the population. Thus, total accesses at Telesp reached 15.6 million, up 3.5% year on year.

Voice traffic (28,507 million minutes) was affected by the use of mobile telephones and the poor evolution of the intra-state long-distance market, registering a 3.0% drop in comparison with 2004. The recovery shown compared with the first quarter of the year (-7.9%) is worth noting, however, mainly due to the better behavior of local traffic. Thanks to its adaptation to the environment through commercial offers and the launch of new products and despite the squeeze in the market and initiatives by the competition, Telesp’s market share is in line with or above the previous year. Hence, the intrastate DLD estimated market share stood at 88% (in line with June 2004), the interstate DLD estimated market share stood at 61% (+7 percentage points year on year) and the ILD estimated market share stood at 53% (+6 percentage points year on year).

The incentive offered to Internet users to migrate to ADSL together with the increased use of the off-peak rate led to a 17.0% drop in Internet traffic.

Revenues in the first half of the year amounted to 2,129.7 million euros, a 7.3% increase compared with June 2004 in local currency due to i) a higher number of fixed telephony accesses, ii) the new products and value added services, iii) the good progress of the public telephony business, iv) the significant increase in ADSL users, leading to a 23.0% growth in revenues from the internet business (narrowband + broadband) to account for 7.2% of total revenues (+0.9 percentage points in comparison with the same period of the previous year) and v) to the increase in fixed-to-fixed tariffs during the second half of 2004.

Telesp maintained its control of operating expenses, which recorded a 5.6% increase in local currency. Higher expenses were recorded in i) personnel (+4.1% in local currency) due to the increased workforce following the acquisition of Atrium and the increase in salaries in line with the CPI, ii) external services (+10.7% in local currency) supported by greater ADSL and family line sales.

The positive evolution of bad debt provision is worth noting, which dropped by 19.3% in local currency thanks to good recovery management and to new products aimed at client needs.

Telesp’s Operating Income before Depreciation and Amortization (OIBDA) stood at 963.1 million euros during the first six months, an 11.1% increase in local currency due to the higher increase of revenues in relation to expenses. The OIBDA margin stood at 45.2%, up 1.5 percentage points on the same period in 2004 due to the good progress of revenues with a higher margin and to the control of expenses.

CapEx accumulated to June amounted to 206.9 million euros, a 30.1% growth with regard to the previous year and stood at 8.4% of revenues in local currency. This increase was primarily due to the launch of new products and to ADSL. The operating free cash flow (OIBDA-CapEx) increased by 7.5% in local currency with regard to the first half of 2004 to stand at 756.2 million euros.

January - June 2005 Results Telefónica 26

RESULTS BY BUSINESS LINES

Fixed Line Business

Telesp had a workforce of 7,578 employees by June end, a year-on-year increase of 8.0% due to the take-over of Atrium in December 2004, which contributed around 250 employees and to promotion of the commercial and client assistance activity.

TELEFÓNICA DE ARGENTINA

The stable economic situation continued in Argentina during the first half of 2005. Despite the public audiences held in April to renegotiate public service contracts, in the case of TASA, did not lead to any adjustment in tariffs. Management efforts adapted to a context of greater activity and increased consumer spending enabled the growth in lines and traffic to continue (4.1% and 3.7% respectively), contributing towards the 10.9% increase in revenues, despite the tariff freeze in place since January 2002.

At June 30th 2005, TASA managed 5.3 million accesses, 4.1% up on June 2004. This positive progress is due to the year-on-year increase in fixed telephony accesses (up 3.6%) to stand at 4.4 million, and the significant growth in retail ADSL accesses (+127.5% with regard to June 2004) to exceed 181,000, with a net gain since March 2005 of 23,210 connections. As a result, TASA remains the leader in the broadband market in the Southern area of Argentina with a share of over 76%.

Voice traffic per line increased by 7.2% with regard to the same period of the previous year, driven by the strong growth in incoming (+31.9% year-on-year) and Fixed-to-Mobile traffic (+33.6%), in line with the country’s strong expansion in the cellular business.

Revenues amounted to 421.4 million euros, a 10.9% year-on-year growth in local currency due to the good performance of operating variables for lines and traffic with respect to June 2004. By business, revenues from the Traditional Business, accounting for 91.5% of the total, rose 9.1% year on year due to the good performance of lines in service and traffic. Revenues from the Internet business (Narrowband + Broadband) rose 35.2% in local currency thanks to the expansion of the ADSL accesses, which doubled revenues for these services in relation to that accumulated during the first half of 2004, offsetting the decreased in the narrowband business.

The strong growth rate of revenues is coupled with a 18.0% increase in operating expenses in local currency, primarily due to external services (+27.4%) associated to the generation of revenues (greater commercial activity -customer service-, the increase in quality plans and plant maintenance). Personnel expenses grew by 17.9% in local currency as a result of the application of salary increases agreed with the unions. Bad debt provisions as a percentage of revenues remained stable at 1%.

The significant growth in revenues, combined with the ongoing policy of cost containment, enabled TASA to achieve an Operating Income before Depreciation and Amortization (OIBDA) of 233.7 million euros, an increase of 2.3% in local currency on that of the first half of 2004 (+1.7% growth recorded in the first quarter). The OIBDA margin as a percentage of revenues stood at 55.5%.

During the first six months, CapEx grew by 19.4% in local currency in relation to the June 2004 accumulate to stand at 51.8 million euros, of which the development of ADSL accounted for around 35%. Despite the increased OIBDA, the sharp growth in investment, in line with the recovery of activity, caused a slight 1.4% drop in Operating free cash flow (OIBDA-CapEx) in local currency in relation to that obtained in the same period of 2004 to stand at 181.9 million euros.

January - June 2005 Results Telefónica 27

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA CTC CHILE

On January 1st 2005, the distribution of the product and client portfolio for the business segment between CTC and T-Empresas Chile was reviewed. The 2004 results are shown on comparable terms with the new segmentation.

At June 30th 2005, Telefónica CTC Chile managed 3.1 million accesses, 1.9% more than in June 2004. The traditional business recorded a positive net gain of 63,167 lines over the past twelve months to total 2.4 million (+2.7% year on year). The launch of the new minute plans during the second half of 2004, together with prepaid and consumption control products aimed at low income segments, inverted the trend for the decrease in plant recorded in previous years.

The growth rate of retail broadband clients remained steady in the Internet business (up 49.2% year on year) to stand at 219,100 accesses. The commercial efforts aimed at the widespread implementation of broadband in Chile increased during the first six months through the launch of new offers, particularly for the Domestic and SME segments (Speedy Night & Weekend, Speedy + Zap TV, Minute plan packages, etc.)

In line with previous quarters, the Domestic Long-Distance market continued to drop due to the effect of mobile and Internet substitution, although CTC increased its share in this market by 3 percentage points to stand at 47.2%. Its share in the International Long Distance market also grew, although in a more moderate manner, to stand at 32.5%.

Revenues amounted to 409.8 million euros at the end of the first half of 2005. In local currency, revenues inverted their trend to obtain a 2.3% increase on June 2004. The Traditional Business improved over the second quarter to record positive growth rates (up 0.4% in local currency), thanks to the good progress of local traffic revenues. Internet Business revenues (Narrowband + Broadband) grew by 33.3% in local currency in comparison with January-June 2004 to account for 7.5% of total revenues, mostly due to the increase in Broadband business (up 50.6% year on year).

Operating expenses remained stable compared to first half of 2004 (-0.3% in local currency). The decrease in personnel expenses (-13.3% in local currency due to severance payments recorded in 2004) compensates the increase in subcontracts (+8.0%) expenses due to the commercial efforts and the increase in installations, plant maintenance and customer care. Bad debt provisions improved slightly year on year (-1.2% in local currency).

Operating Income before Depreciation and Amortization (OIBDA) amounted to 181.0 million euros for the first six months, in line with the first half of 2004 (up 0.6% in local currency). The OIBDA margin as a percentage of revenues stood at 44.2%, 0.7 percentage points below the one recorded in June 2004.

CapEx accumulated to June 2005 amounted to 37.6 million euros, a 4.7% growth in local currency year on year due to the increase in Internet business investments (around 30% of total CapEx). operating free cash flow (OIBDA-CapEx) generated during the period stood at 143.4 million euros, in line with the first half of 2004 (-0.3% in local currency).

January - June 2005 Results Telefónica 28

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DEL PERÚ

By the end of the second quarter of 2005, the total number of accesses grew significantly year on year at Telefónica del Perú (TdP) to stand at 13.8%, 3.7 percentage points above the growth rate recorded in the first quarter of 2005. The intense commercial activity undertaken explains: i) the strong growth in fixed telephony accesses (2.2 million lines, +10.7% year on year), generating a net gain from April to June 2005 of 48,902 lines, ii) the performance of the retail Broadband plant that totaled 275,830 clients (a year-on-year increase of 104.4%) to give a net gain of 41,170 connections during the second quarter of the year.

TdP’s revenues amounted to 502.5 million euros by the end of the second quarter of 2005, a 1.0% year-on-year growth in local currency to revert the trend of the first quarter of the year despite the negative effect of the appreciation of local currency on revenues billed in dollars (ADSL and Cable TV). Revenues from the Internet business (9.1% of the total compared with 6.3% in June 2004), grew by 44.9% in local currency, offsetting the fall in revenues from the Traditional Business, which decreased by 2.0%. The latter improved with regard to the performance of the first quarter, mostly due to better Public Telephony plant management, the revenues of which grew by 17.4% year on year.

Total traffic recorded a 2.4% year-on-year drop, primarily due to dial-up internet traffic that decreased due to orientation of the business towards ADSL, while voice traffic increased by 2.4% thanks to the good performance of local (up 1.3%), International Long Distance (up 27.3%) and Interconnection (up 13.4%) traffic. The good progress of voice traffic was not reflected in revenues from Basic Telephony Service traffic, mostly due to the application of the productivity factor (10.07% since September 2004, compared with the 6% previously applied).

In the first half of 2005 operating expenses increased by 1.2% in local currency as a result of the strong commercial activity carried out over the year and the increase in personnel expenses due to the increased share in results by employees. The increase in prepaid and consumption control products, accounting for 57% of the total plant (49% in June 2004) led to significant savings on bad debt provisions, which dropped by 43.8% in local currency.

Operating Income before Depreciation and Amortization (OIBDA) stood at 202.7 million euros, a year-on-year drop of 5.3% in local currency primarily due to the provision made for extraordinary contingencies, embargos and others. The margin as a percentage of revenues improved slightly over the second quarter in relation to the first to stand at 40.4% on the January to June period. Excluding the effect of extraordinary contingencies, embargos and others, the OIBDA margin to June 2005 would amount to 44.6%, 1.6 percentage points above that of June 2004.

CapEx (8.6% of revenues in local currency) grew by 81.0% in local currency as a result of greater investment accounts management with regard to 2004, hence this increase will be minimized over the year. Around 20% of total CapEx was targeted to Internet business (13% in the first half of 2004). As a result of the drop in OIBDA and the strong growth of CapEx, operating free cash flow (OIBDA - CapEx) fell by 16.1% in local currency.

January - June 2005 Results Telefónica 29

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA EMPRESAS AMÉRICA

As seen during the first quarter, the results from the first half of 2005 are shown in comparable terms with those corresponding to the same period of 2004 as a result of the change in the Telefónica Empresas América (TEA) consolidation perimeter to include TLD Puerto Rico operations and the new segmentation of business and wholesale clients at Telefónica Empresas Chile.

During this first half of the year, revenues amounted to 284.9 million euros, a year-on-year increase of 11.5% (+7.3% in constant euros).

Operating Income before Depreciation and Amortization (OIBDA) for the period stood at 40.3 million euros, a 23.6% increase on 2004 (+12.9% in constant euros). TEA’s CapEx for the period amounted to 18.0 million euros, 15.4% up on that recorded in June 2004 in constant euros due to the equipment associated to new products obtained during the period. Hence, operating free cash flow (OIBDA - CapEx) for the period amounted to 22.3 million euros, a 15.2% increase year on year in current euros (+11.2% in constant euros).

Within Telefónica Empresas América, Telefónica Empresas Brasil contributed to around 38% of total revenues with 108.1 million euros at June end, a 21.8% increase in local currency with regard to the first half of 2004. OBIDA for the first half of the year amounted to 26.7 million euros, a growth rate of 47.8% in local currency.

The other incumbet operators (Argentina, Chile and Peru) recorded different results. Hence, revenues from T-Empresas Chile (56.5 million euros) fell year on year by 1.1% in local currency, and its OIBDA decreased by 16.3% in local currency; T-Empresas Argentina, with accumulated revenues of 33.9 million euros (+16.7% in local currency), recorded a 12.1% drop in OIBDA in local currency due to increased supplies expenses; and T-Empresas Perú, with revenues of 30.3 million euros (-0.9% in local currency), improved its operational efficiency and its OIBDA grew by 17.1% in local currency compared with the first half of 2004.

In the countries where Telefonica is not the incumbent operator (Colombia, Mexico and the US), it is worth mentioning T-Empresas USA performance. This company was consolidated with TLD Puerto Rico operations to give combined revenues of 33.8 million euros, a 17.4% increase in local currency compared with the first half of 2004.

The offer of Telefónica Empresas América is evolving towards the comprehensive management of communications and information systems for large accounts and is increasing its Comprehensive IT Outsourcing project portfolio in several countries. However, the main contributor to the group’s revenues continued to be connectivity (Data and Internet), generating around 176 million euros by June end (over 60% of the total) and grew by 11.7% in constant euros compared with the first half of 2004. The growth in sales of International Services (+14.8% in constant euros) is also worth noting, particularly, in Brazil, Argentina, Colombia and the US. Revenues from Information Technologies (Hosting/ASP + Solutions) increased slightly by 0.5% in constant euros due to the drop in equipment sales in Mexico. In other countries however, sales from this line continue to grow at a positive rate.

January - June 2005 Results Telefónica 30

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

In line with previous periods, TIWS continued to increase its revenues and improve its results. Hence, it recorded a 20.5% growth in revenues in constant euros (+18.9% in current euros) to stand at 85.9 million euros. In terms of services, revenues from the International IP service remained the highest contributor to revenues (more than 50%) with a 22.4% increase in constant euros. OIBDA grew by 49.2% year on year (+43.8% in constant terms) to total 24.6 million euros, a 28.7% margin in relation to revenues (+5.8 percentage points year on year).

January - June 2005 Results Telefónica 31

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

SELECTED OPERATING DATA

Unaudited figures (Thousands)

	June
	2005	2004	% Chg
Telesp	15,596.4	15,063.5	3.5
Fixed telephony accesses (1)	12,434.9	12,212.0	1.8
Internet and data accesses	3,161.5	2,851.5	10.9
Narrowband	2,049.9	2,118.7	(3.2)
Broadband (ADSL)	976.1	605.5	61.2
Retail	976.1	605.5	61.2

Telefónica de Argentina	5,319.4	5,112.3	4.1
Fixed telephony accesses (1)	4,418.9	4,266.7	3.6
Internet and data accesses	900.5	845.5	6.5
Narrowband	627.6	703.5	(10.8)
Broadband (ADSL)	238.5	109.0	118.9
Retail (2)	181.7	79.9	127.5

Telefónica CTC Chile	3,098.0	3,041.0	1.9
Fixed telephony accesses (1)	2,443.4	2,380.2	2.7
Internet and data accesses	654.7	660.8	(0.9)
Narrowband	211.5	311.4	(32.1)
Broadband (ADSL)	247.6	164.5	50.5
Retail	219.1	146.9	49.2

Telefónica del Perú	3,024.0	2,657.2	13.8
Fixed telephony accesses (1)	2,250.0	2,032.8	10.7
Internet and data accesses	356.4	251.2	41.9
Narrowband	77.5	113.0	(31.5)
Broadband (ADSL) (3)	276.2	134.9	104.7
Retail	275.8	134.9	104.4
Pay TV	417.5	373.2	11.9

GRUPO T. LATINOAMÉRICA	27,037.8	25,873.9	4.5
Fixed telephony accesses (1)	21,547.1	20,891.8	3.1
Internet and data accesses	5,073.1	4,609.0	10.1
Narrowband	2,966.5	3,246.6	(8.6)
Broadband (ADSL) (3)	1,738.4	1,014.0	71.4
Retail (2)	1,652.7	967.2	70.9
Pay TV	417.5	373.2	11.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2)	TASA includes ISP in the north part of the country.
(3)	TdP cable modem included.

January - June 2005 Results Telefónica 32

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

SELECTED OPERATING DATA

Unaudited figures (Euros in millions)

	January - June
	2005	2004	% Chg
Telesp
Revenues	2,129.7	1,794.3	18.7
OIBDA	963.1	784.3	22.8
OIBDA margin	45.2%	43.7%	1.5 p.p.

Telefonica de Argentina
Revenues	421.4	398.3	5.8
OIBDA	233.7	239.5	(2.4)
OIBDA margin (1)	55.5%	60.1%	(4.7 p.p.	)

Telefonica CTC Chile
Revenues	409.8	400.5	2.3
OIBDA	181.0	179.8	0.6
OIBDA margin	44.2%	44.9%	(0.7 p.p.	)

Telefonica del Perú
Revenues	502.5	488.5	2.9
OIBDA	202.7	210.1	(3.5)
OIBDA margin	40.4%	43.0%	(2.7 p.p.	)

Telefónica Empresas América
Revenues	284.9	255.5	11.5
OIBDA	40.3	32.6	23.6
OIBDA margin	14.2%	12.8%	1.4 p.p.

TIWS
Revenues	85.9	72.2	18.9
OIBDA	24.6	16.5	49.2
OIBDA margin	28.7%	22.9%	5.8 p.p.

Note: OIBDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.

(1)	Net of fixed to mobile interconnection.

January - June 2005 Results Telefónica 33

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	3,692.1	3,283.0	12.5	1,956.9	1,623.2	20.6
Internal expenditure capitalized in fixed assets (1)	18.8	19.4	(3.2)	10.2	9.9	3.4
Operating expenses	(1,979.4)	(1,765.6)	12.1	(1,046.9)	(869.1)	20.5
Other net operating income (expense)	(93.6)	(96.0)	(2.5)	(55.7)	(44.8)	24.4
Gain (loss) on sale of fixed assets	80.7	9.4	n.s.	1.8	8.2	(78.1)
Impairment of goodwill and other assets	(2.1)	0.6	c.s.	(2.2)	0.3	c.s.
Operating income before D&A (OIBDA)	1,716.5	1,450.8	18.3	864.2	727.8	18.7
Depreciation and amortization	(840.0)	(791.1)	6.2	(437.2)	(394.5)	10.8
Operating income (OI)	876.5	659.7	32.9	426.9	333.3	28.1
Profit from associated companies	2.3	1.3	71.9	2.2	2.0	9.8
Net financial income (expense)	(155.4)	(211.5)	(26.5)	(93.9)	(125.4)	(25.1)
Income before taxes	723.3	449.5	60.9	335.3	209.9	59.7
Income taxes	(143.0)	(55.6)	157.3	(28.3)	7.7	c.s.
Income from continuing operations	580.4	393.9	47.3	307.0	217.5	41.1
Income (Loss) from discontinued operations	0.0	0.0	n.s.	(0.0)	0.0	c.s.
Minority interest	(71.4)	(63.1)	13.3	(38.6)	(32.2)	20.0
Net income	508.9	330.8	53.8	268.3	185.3	44.8

(1)	Including work in process.

January - June 2005 Results Telefónica 34

RESULTS BY BUSINESS LINES

Mobile Business

The Group’s financial and operating performance in the second quarter of 2005 was heavily impacted by the launch in April of the new movistar brand in 13 countries -which led to a sharp increase in commercial initiatives- and the increased commercial activity typical of the quarter. This came amid intense competition in all markets.

Telefónica Móviles’s commercial activity increased significantly in the second quarter of 2005, with more than 10.6 million gross adds and 5.4 million1 net adds (3 million in the first quarter of 2005).

Strong activity registered in all its markets enabled Telefónica Móviles to end June with a managed customer base of 86.5 million (+55.5% vs. the second quarter of 2004 and +6.2% vs. the first quarter of 2005).

The positive performance of net adds by Telefónica Móviles España (304 thousands customers), which more than tripled those of the first quarter of 2005 and mark the first results of the new commercial initiatives undertaken by the Company since April, is to be highlighted.

The Latin American operators achieved net adds of 4.8 million1 in the second quarter of 2005, 86% more than in the first quarter of 2005.

Of the total managed customer base, 63.7 million correspond to Latin American operators, 19.4 million to Telefónica Móviles España and over 3.4 million to Medi Telecom (Morocco).

Key aspects of the second quarter of 2005 results are as follows:

January - June 2005 Results Telefónica 35

RESULTS BY BUSINESS LINES

Mobile Business

•	Acceleration in year-over-year growth in revenues from the first quarter of 2005, to 7,759.8 million euros in the first semester of 2005, with a 44.9% growth vs. the first semester of 2004 and 50.3% growth in the second quarter of 2005 vs. the second quarter of 2004. Organic growth[2] of consolidated revenues was 15.8% vs. the first semester of 2004.

The increase in revenues was underpinned by solid growth in service revenues, which increased 46.0% year-on-year in the second quarter of 2005 and totaled 6,667 million euros in the first semester of 2005 (+43.5% vs. the first semester of 2004).

Handset sales totaled 618 million euros in the second quarter of 2005 and 1,093 million euros in the first semester of 2005, with year-over-year increases of 80.9% and 54.2%, respectively, driven by the increased commercial activity.

Telefónica Móviles España continues to deliver solid growth in revenues, mostly on the back of higher traffic, which led to a 7.8% rise in service revenues in the second quarter of 2005 vs. the second quarter of 2004 and an annual 7.3% increase in the first six months of the year. In all, Telefónica Móviles España obtained revenues of 4,294.8 million euros in the first semester of 2005 (+8.4% vs. the first semester of 2004).

The consolidated Latin American operators recorded operating revenues of 3,474 million euros in the first semester of 2005 (+150%), representing 45% of the Group total revenues (26% in the first semester of 2004). Organic growth2 of operating revenues from Latin America was 27.0% vs. the first semester of 2004.

•	Consolidated operating income before depreciation and amortization (OIBDA) of 1,261 million euros in the second quarter of 2005 (+11.6% vs. the second quarter of 2004) and 2,578.8 million euros in the first semester of 2005 (+15.3% vs. the first semester of 2004). This performance was impacted by the launch of the new movistar brand in 13 countries in April, higher commercial costs deriving from the increased activity amid fierce competition and non-recurrent costs related to the integration of some Latin American operators. Excluding the costs associated with the launch of the brand (75 million euros in the first semester of 2005) and integration expenses (14.8 million euros in the first semester of 2005), consolidated OIBDA would have increased by 18.5% year-over-year in the second quarter of 2005 and 19.3% in the first semester of 2005.

Organic growth2 of consolidated OIBDA stood at -3.0% year-over-year (practically stable excluding the impact of the rebranding and integration costs), driven by the strong commercial activity.

The consolidated OIBDA margin in the first semester of 2005 was 33.2% (30.9% in the second quarter of 2005).

OIBDA at Telefónica Móviles España in the second quarter of 2005 was 960 million euros (-7.3% vs. the second quarter of 2004), leaving an OIBDA margin of 43.3%. Stripping out the impact of the rebranding, the OIBDA margin would have been 45.1% in the second quarter of 2005 and 46.3% in the first semester of 2005.

[1]	Excludes the adjustment of 300,000 inactive lines in Mexico, not longer considered in the reported customer base.
[2]	Organic growth including the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.

January - June 2005 Results Telefónica 36

RESULTS BY BUSINESS LINES

Mobile Business

OIBDA for the consolidated Latin American subsidiaries, in euros, reached 330 million euros in the second quarter of 2005 and 683 million euros in the first semester of 2005, and was heavily affected by the factors already mentioned (i.e. strong commercial activity and non-recurrent integration costs). Commercial costs represented 30.2% of service revenues in the second quarter of 2005 and 23.7% in the first semester of 2005. In organic terms2, OIBDA from these operators increased by 2.2% vs. the first semester of 2004.

Regarding the rest of the main line items, we would highlight:

•	Increase in depreciation (+57% vs. the first semester of 2004) primarily due to changes to the Group’s consolidation perimeter, including 153 million euros of amortization of intangible assets in the first semester of 2005, related to the acquisition of Telefónica Móvil Chile and of the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

At the end of the second quarter of 2005, the allocation of the purchase price of the operators acquired from BellSouth in Argentina and Chile in January was carried out. Appraisals carried out have led to the allocation of 86 million euros to customers. The remaining 655 million euros were recorded as goodwill.

This allocation was carried out based on the preliminary conclusions drawn from appraisals made by third-party independent experts.

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 50.5% (-10.8 million euros in the first semester of 2005 vs. -21.7 million euros in the first semester of 2004). Losses attributable to the Group from its stake in IPSE 2000 were 10% lower than in the first semester of 2004, while Médi Telecom has a positive contribution to the Group’s results in the first semester of 2005.

•	Higher negative net financial results, showing a 28% growth vs. the first semester of 2004, but substantially lower than the increase in the average balance of net debt in the period (+95%).

Consolidated net financial debt was impacted by the acquisitions made in the second half of 2004 and January 2005 (Telefónica Móvil Chile, BellSouth’s Latin American operators and the voluntary tender offers for shares in Brasilcel’s subsidiaries). Moreover, on June 15th the dividend payment approved by the Shareholders Meeting (836 million euros) was made.

Finally, in the transition to the IFRS accounting standards, the four largest auditing firms have recommended that the “put” options granted to minority shareholders be accounted for as debt at the nominal value of such option. This represents a increase in debt of 147 million euros corresponding to the “put” granted to the minority shareholder in Telefónica Móviles México.

At the end of the first semester of 2005 consolidated net debt stood at 10,069 million euros (vs. 5,104 million euros in the first semester of 2004), while proportional net debt stood at 10,236 million euros (vs. 5,805.4 million euros in the first semester of 2004).

•	30.1% effective tax rate, mainly affected by the application of certain allowances for export activities credited by Telefónica Móviles, although the fact that there is no fiscal consolidation in various countries in Latin America has a negative effect, increasing the marginal rate.

January - June 2005 Results Telefónica 37

RESULTS BY BUSINESS LINES

Mobile Business

•	Net income totaled 927.8 million euros in the first semester of 2005 (922.4 million euros in the first semester of 2004).

•	Consolidated CapEx in the first semester of 2005, excluding licenses, totaled 808 million euros. 39.1 million euros were recorded in the first semester of 2005 for the acquisition of licenses in Mexico.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), as of June 05, revenues and Operating Income before D&A would have registered year-on-year increases of 40.2% and 13.3%, respectively.

SPAIN

By the end of June the Spanish market had grown to an estimated 41 million lines, with year-over-year growth of 10%, equivalent to a penetration rate of 92%.

Against a backdrop where intense market competition remains, Telefónica Móviles España rolled out a series of commercial initiatives in the second quarter of 2005 that are starting to have a positive effect on the Company’s business metrics and market positioning, and which obviously have an impact on commercial costs.

At the end of June the Company had 19.4 million customers (a rise of 4% year-over-year).

Net adds in the second quarter of 2005 (more than 304 thousand customers) tripled those in the first quarter of 2005 and reached levels not seen since the end of 2003. This has been the first time in the Company’s history that net adds were higher in the second quarter than in the first.

The significant improvement in churn rate is one of the factors contributing most to this positive performance. The upward trend shown by Telefónica Móviles España’s churn rate since the beginning of 2004 has eased considerably and stabilized in the second quarter of 2005, to a rate only 0.07 p.p. higher than the second quarter of 2004, and falling 13% vs. the first quarter of 2005, to 1.7% in the second quarter of 2005.

We would highlight the Company’s increased efforts on customer loyalty in the second quarter of 2005, based on campaigns rewarding customers’ loyalty according to the length of time they have been with Telefónica Móviles España and offering favorable conditions for handset upgrades in exchange for a permanence commitment. In the second quarter of 2005 Telefónica Móviles España carried out close to 1.4 million handset upgrades – being the highest ever level recorded in a quarter.

Also, gross adds in the second quarter of 2005, approximately 1.3 million, reached levels which had not been met since the end of 2001, with commercial actions carried out by the Company in the second quarter of 2005 surpassing 2.9 million.

Moreover, as a further indication of the improvement in Telefónica Móviles España’s competitive drive, we note that the net portability balance obtained in June is the highest in the Company’s history (+33,000), and was mirrored by net customer losses at both of TME’s competitors. The net figure recorded by Telefónica Móviles España in the second quarter of 2005 stands at +16,000 lines.

January - June 2005 Results Telefónica 38

RESULTS BY BUSINESS LINES

Mobile Business

The different commercial initiatives around the new pricing schemes launched by the Company in the second quarter of 2005, which have proved extremely popular with customers, have played an important role in this commercial performance.

More than 2.5 million customers have subscribed to “Mi Favorito” (My favourite number), a pioneer offer in the Spanish market of 1 euro cent per minute. This initiative has both stimulated usage and had a significant positive impact on churn rate of those customers who have signed-up. Also, by the end of June close to a million customers had subscribed to “Mis Cinco” (My five numbers), an offer launched in mid-May with reduced prices for voice traffic, SMS and video telephony services with five selected movistar numbers (or four movistar numbers and one fixed number).

All this has led to a significant increase in Telefónica Móviles España customers’ usage, with MOU of 154 minutes in the second quarter of 2005, the highest ever figure in Telefónica Móviles España’s history and 17% higher than in the second quarter of 2004. MOU in the first semester of 2005 stood at 144 minutes (+16% vs. the first semester of 2004). Thus, total traffic carried on the Company’s networks in the second quarter of 2005 stood at over 13,000 million, 24% more than in the second quarter of 2004.

Regarding this increase in traffic, we would point out that the quality indices of the Company’s network have not been affected in any way and are actually showing an improvement relative to last year.

This strong increase in customer usage is reflected in the performance of voice ARPU, which stood at 31.6 euros in the second quarter of 2005 (+9.4% vs. the second quarter of 2004) and at 30.0 euros in the first semester of 2005 (+10.5% vs. the first semester of 2004). Excluding the impact of traffic promotions, year-over-year growth in voice ARPU would have been 5.1% in the second quarter of 2005 and 4.4% in the first semester of 2005.

The initiatives to increase traffic are not limited to voice services. In the second quarter of 2005 Telefónica Móviles España renewed its entire range of data services to access the Internet, Intranet and email on mobility, through significant price discounts. In such way, Telefónica Móviles España is promoting the usage of internet at broadband speed, and stands as the operator with the greatest variety and best 3G rates in the Spanish mobile market. Also, Telefónica Móviles España is the first operator in Spain and one of the first in the world to give a demonstration of HSDPA (High Speed Downlink Packet Access) technology in a real environment.

In all, data ARPU stood at 4.4 euros in the second quarter of 2005 (+5.1% vs. the second quarter of 2004 and +5.6% excluding traffic promotions). The performance of this ratio has been shaped by the substitution effect the increase in voice usage has had on P2P short messages. Excluding revenues from these services, other data revenues recorded a sharp rise (34% vs. the first semester of 2004).

Telefónica Móviles España’s total ARPU was 36 euros in the second quarter of 2005, an increase of 8.9% vs. the second quarter of 2004, and 34.5 euros in the first semester of 2005 (+10.3% vs. the first semester of 2004). Excluding promotions, ARPU would have stood at 33.3 euros in the second quarter of 2005 (+5.1% vs. the second quarter of 2004) and at 32.5 euros in the first semester of 2005 (+4.7% vs. the same period of 2004).

January - June 2005 Results Telefónica 39

RESULTS BY BUSINESS LINES

Mobile Business

Highlights of Telefónica Móviles España’s financial results include:

•	Revenues in the second quarter of 2005 showed an acceleration in the year-over-year growth rate (+11% vs. the second quarter of 2004) standing at 2,220 million euros, to 4,294.8 million euros in the first semester of 2005 (+8.4% vs the first semester of 2004).

This solid growth in revenues is driven by the strong increase in service revenues, which show a 7.8% increase in the second quarter of 2005 vs. the second quarter of 2004 (+6.7% in 1T05/1T04), totaling 3,733 million euros in the first semester of 2005 (+7.3% vs. the first semester of 2004), in spite of the stronger efforts on customer loyalty programs and price reductions.

Handset revenues, impacted by the increase in commercial activity, were just over 300 million euros in the second quarter of 2005 (+32% vs. the second quarter of 2004) and 561 million euros in the first semester of 2005 (+16% vs. the first semester of 2004).

•	The aforementioned increase in commercial activity, brings together an increase in the weight of commercial costs (including SAC, SCR and advertising) over total revenues ex-loyalty points to 19.3% in the second quarter of 2005 (+8.5 p.p. vs. the second quarter of 2004) and 16.8% in the first semester of 2005 (+6.2 p.p. vs. the first semester of 2004).

•	OIBDA stood at 960 million euros in the second quarter of 2005, lower than in the second quarter of 2004. The OIBDA margin stood at 43.3% in the second quarter of 2005 and 45.3% in the first semester of 2005. Stripping out the impact of rebranding, the margin would have reached 45.1% and 46.3% in the first semester of 2005.

•	CapEx totaled 173 million euros in the second quarter of 2005, and 308 million euros in the first semester of 2005.

•	The Company reiterates its targets for year-end 2005, estimating a year-over-year growth in revenues over 6%, leading to an OIBDA margin in the 45%-49% range.

•	Finally, in June Telefónica Móviles España was granted a 4Mhz block in the GSM 900 band in the tender awarded by the Ministry for Industry, Tourism and Commerce to grant three concessions for spectrum for the provision of GSM mobile telephony services in the 900 MHz band. Telefónica Móviles España plans to use this additional spectrum both to complete its GSM network in terms of coverage and capacity and to enhance the quality of its service.

MOROCCO

Medi Telecom’s customer base ended June at over 3.4 million (+60.1% year-over-year), with net adds of 219 thousand customers in the second quarter of 2005.

Regarding financial results, revenues continue to perform well in the second quarter of 2005, with a year-over-year increase of 24% in euros in the first semester of 2005 to 187 million euros.

January - June 2005 Results Telefónica 40

RESULTS BY BUSINESS LINES

Mobile Business

OIBDA stood at 70 million euros (+12% vs. the first semester of 2004), with an OIBDA margin of 38% in the first semester of 2005 (42% in the first semester of 2004), impacted by the strong activity seen in the first six months of the year (net adds of 516 thousand customer vs. 89 thousand in the first semester of 2004).

LATIN AMERICA

Brazil

The Brazilian market recovered its accelerated pace of growth in the second quarter of 2005, driven by two of the main commercial campaigns in the year: Mothers’ Day in May and Dia dos Namorados (Brazil’s St. Valentine’s Day) in June.

Thus, in comparison to a 9% year-over-year in total net adds in the market to March, year-over-year growth in the second quarter of 2005 stood at 40%. This implies a penetration rate of 41.1% (44.5% in Vivo’s areas of operation), much higher than the 38% in March and 30% in June 04.

In this context of operations, in which all competitors have increased their commercial aggressiveness, with renewed pressure on the contract segment as a clear differential factor vs. year 2004, Vivo continues to focus on high-value customer acquisition and retention, repositioning its top and medium range handsets and increasing the variety of its portfolio. This strategy, coupled with the promotion of prepaid to contract migrations, has led to a continued increase in net adds in the contract segment (with more than 200 thousand customers in the second quarter of 2005 compared to 122 thousand in the first quarter of 2005 and 30 thousand in the second quarter of 2004).

In the prepaid segment, the Company’s efforts to establish more rational competitive conditions in the market by raising entry barriers at periods of lower commercial activity, have not been followed by its competitors, who have even launched more aggressive campaigns.

In the second quarter of 2005, Vivo’s commercial activity showed a marked increase, with net adds in the period close to 1.49 million (3.6 times higher than the first quarter of 2005). At the end of June Vivo’s customer base was 28.45 million (+21% vs. the first semester of 2004), with an estimated average market share in its areas of operation of 47.6%.

As for customer usage, total MOU in the first quarter of 2005 was 79 minutes (90 minutes in the first quarter of 2004), impacted by the performance of incoming MOU. Total ARPU for the quarter stood at 28.6 reais (33.3 reais in the second quarter of 2004)

Regarding Vivo’s financial results, the first semester of 2005 revenues grew 5% year-over-year in local currency, in line with the growth of service revenues (+5%).

The performance of revenues from outgoing traffic continues to be affected, among other factors, by Vivo’s repositioning of prices in the contract segment due to greater pressure on prices from competitors (“right planning”, leading to a significant reduction in ARPM for this segment). On the contrary, we would highlight the positive performance of outgoing service revenues in the prepaid segment.

January - June 2005 Results Telefónica 41

RESULTS BY BUSINESS LINES

Mobile Business

In addition, data revenues are showing solid year-over-year growth (+46% vs. the first semester of 2004) driven by the increase in downloads and WAP traffic.

Incoming revenues were also negatively affected by lower F2M traffic. We also note that the increase in interconnection tariffs for 2005 was not implemented until mid year (interconnection revenues account for roughly 40% of Vivo’s total revenues)

Year-over-year OIBDA evolution in the second quarter of 2005 (-20.1% in euro terms) was impacted by the performance of service revenues and higher costs derived from the strong increase in commercial activity in the quarter, with the mentioned lower entry barriers for prepaid contracts during the Mother’s Day and Dia dos Namorados campaigns being added to higher aggressiveness in the contract segment. Furthermore, the strong competitive environment led to a strong rise in customer care costs in the first semester of 2005 (mainly call centre activities).

The OIBDA margin after management fees stood at 20.2% in the second quarter of 2005 (28.2% in the first semester of 2005).

Finally, CapEx in the first semester of 2005 stood at 166 million euros, driven by increased capacity on the operators’ networks and by the ongoing rollout of Vivo’s 1xRTT and EV-DO networks.

NORTHERN REGION

Mexico

During the last quarters Telefónica Móviles México’s commercial activity increased significantly, boosted by commercial campaigns with lower entry barriers compared to those of its main competitor. Total gross adds in the fourth quarter of 2004 and the first quarter of 2005 were over 3 million, underpinned by the Christmas and The Three Kings’ Day campaigns. This figure represented a significant percentage of the Company’s overall customer base, which at the end of the third quarter of 2004 was slightly below the 4.5 million mark.

After verifying that some of these new lines were inactive, the company is not longer including 300,000 inactive prepaid lines in the reported customer base and in the calculation of its business metrics. This will allow to more accurately monitor the fundamental business ratios and the real contribution of customers to revenue generation.

It should be pointed out that this decision has no impact on the economic and financial results of the Company.

After taking into consideration this adjustment, Telefónica Móviles México ended June with 5.85 million customers, with GSM customers accounting for 81% of the total.

Excluding this adjustment, net adds in the quarter would have been 86,000.

Telefónica Móviles México is reinforcing the skills of its distribution channel to increase its efficiency. The company is also enhancing its commercial strategy to reduce churn, adjusting its entry barriers and enhancing its credit scoring methods.

January - June 2005 Results Telefónica 42

RESULTS BY BUSINESS LINES

Mobile Business

Year-over-year performance of traffic and revenue is affected by regulatory aspects, such as the 10% reduction in interconnection tariffs as of January 2005, as well as the mandatory charge information on voice mail service introduced by the regulator in April. As it was seen in other Group operators, and became clear in May and June in Mexico, customers’ initial reaction has been negative, leading to a significant reduction in revenues from this line. On the other hand, with the intention to promote the use of this service, the Company has stopped charging customers for retrieving voice messages.

Revenues in local currency rose 20.5% year-over-year in the first semester of 2005. The slowdown in growth compared to the first quarter of 2005 is explained by the performance of service revenues (+4.5% vs. the second quarter of 2005; +27% in 1T05/1T04) due to the factors mentioned above regarding incoming revenues. Interconnection and voice mail revenues represented 42% of Telefónica Móviles México’s service revenues in the second quarter of 2005. In the second quarter of 2005, such revenues declined 18% vs. the first quarter of 2005.

The higher commercial costs and the regulatory measures aforementioned had a negative impact on OIBDA losses, which were 97 million euros in the first semester of 2005.

The lower revenue growth compared to the Company’s initial estimates –deriving from the higher churn and recent changes in the regulatory environment– will lead to OIBDA losses in 2005 in local currency in line with last year levels (2,110 million Mexican pesos).

On the other hand, Telefónica Móviles México’s GSM network now reaches 339 cities (279 at the end of March). Total CapEx for the quarter was 32 million euros.

In addition, Telefónica Móviles México was awarded an additional spectrum in the 1900 MHz band in the auction that took place in April. Thus, Telefónica Móviles México now has between 30 and 60 MHz in regions 1 to 8, and a total of 40 MHz in region 9 (Mexico City).

The cost of these licenses –calculated as the net present value of payments to be carried out in the next 20 years– will be recorded as investment in licenses in 2005 (123 million euros) and will not represent a cash outflow this year (except 8.3 million euros).

ANDEAN REGION

Venezuela

Commercial activity in TM Venezuela in the second quarter of 2005 was strongly affected by the advertising campaigns and traffic promotions around the launch of the new brand and Mother’s Day.

TM Venezuela continues to lead in capturing growth in the market, with net adds in the second quarter of 2005 reaching 603 thousand customers, more than doubling the first quarter of 2005 figures. As a result, TM Venezuela’s customer base at the end of June stood at around 5.2 million.

Revenues in the first semester of 2005 were 635 million euros, with a favorable evolution supported by the growth of the customer base, the increase in traffic and the strong advance in data revenues.

January - June 2005 Results Telefónica 43

RESULTS BY BUSINESS LINES

Mobile Business

The increase in revenues is reflected in OIBDA which stood at 255 million euros in the first semester of 2005, with a solid OIBDA margin of 40%.

2005 Group guidance was established assuming inflation adjustment in Venezuela. The impact of this adjustment in our guidance was estimated at around 80 million euros in terms of higher revenues and 30 million euros of higher OIBDA. 2005 figures do not longer include inflation adjustment in Venezuela.

Colombia

The mobile market in Colombia has maintained its solid pace of growth along the second quarter of 2005. This was driven by the higher commercial activity of Telefónica Móviles gathered around the launch of the new brand in April, as well as by increased competitive pressures during the Mother’s Day campaign at the beginning of May, reflected in reduced entry barriers in the prepaid segment by all market players.

This brought the estimated penetration rate to 34% at the end of June (vs. 27% in March).

Within these market conditions, net adds for TM Colombia in the second quarter of 2005 surpassed the one million mark (2.6 times higher than in the first quarter of 2005), bringing the total customer base at the end of June to 4.76 million.

As regards financial results, revenues showed solid growth (+16.4% vs. the first quarter of 2005 in local currency), driven by the increase in traffic from the larger customer base.

In addition, the rise in commercial costs due to the sharp acceleration in commercial activity in the quarter has heavily impacted OIBDA, leading to a negative OIBDA margin in the second quarter of 2005 to end the first six months of the year at 4.8%.

Finally, CapEx for the first semester of 2005 stood at 82 million euros, reflecting the effort associated with the rollout of the GSM network. Commercial launch is expected to take place next quarter.

Peru

In the second quarter of 2005, Telefónica Móviles Peru continued to focus on high-value customer acquisition and retention, allowing to maintain an increasing trend in net adds in the contract segment, which accounted for a third of total net adds for the quarter. As a result, at the end of June 2005, Telefónica Móviles Peru customer base stood at around 3.1 million.

As regards financial results, revenues for the operations in Peru totaled 172 million euros in the first semester of 2005, with OIBDA of 55 million euros.

We would highlight the increase in operating margin in the second quarter of 2005 vs. the first quarter of 2005 (32.9% vs.31.5%), despite the increased effort in advertising around the launch of the new brand.

January - June 2005 Results Telefónica 44

RESULTS BY BUSINESS LINES

Mobile Business

SOUTHERN CONE REGION

Argentina

The Argentine cellular market continued to be one of Group’s main drivers of customer growth in the second quarter of 2005, with a strong rhythm in commercial activity driven, as in the rest of Latin America, by the launch of the new brand in April.

Net adds in the second quarter of 2005 rose by close to 40% year-over-year, to over 576 thousand customers. The total customer base at the end of June stood at 6.7 million customers, of which the contract segment accounted for more than 40%.

GSM customers already represented 34% of the total customer base.

Regarding financial results, service revenues from our operations in Argentina, driven by ARPU growth, show a 5.4% rise in the second quarter of 2005 vs. the first quarter of 2005 in local currency.

The combination of higher costs associated with the strong level of commercial activity in the quarter, persistent competitive pressure from other operators, and the launch of the new brand, impacted the OBIDA margin, which stood at 10.7% in the second quarter of 2005. Moreover, integration costs for the country’s two operators must be taken into account. Thus, the OIBDA margin was 11.3% in the first semester of 2005.

Finally, CapEx in the first semester of 2005 stood at 63 million euros, driven by the ongoing rollout of the GSM network, especially in the north of the country.

Chile

Telefónica Móviles Chile customer base stood at 5.3 million in June 2005, with net adds in the second quarter of 2005 of 350 thousand customers (practically double the figure in the first quarter of 2005, due once again to the commercial effort along April based on the launch of the new brand).

With regard to financial results, the increase in both the customer base and traffic continue to drive revenue growth, which stood at 288 million euros in the first semester of 2005. Despite the increase in commercial activity, the OBIDA margin reached 32.0% in the second quarter of 2005 (25.1% in the first quarter of 2005) and 28.7% in the first semester of 2005. This lead to OIBDA amounting to 83 million euros in the first semester of 2005. It should be considered that margins are affected by the non-recurrent integration costs for the country’s two operators.

January - June 2005 Results Telefónica 45

RESULTS BY BUSINESS LINES

Mobile Business

CELLULAR BUSINESS

SELECTED OPERATING DATA: CELLULAR CUSTOMERS

Unaudited figures (Thousands)

	June
	2005	% Chg 05/04
Telefónica Móviles España	19,382	0.0
Contrato	9,852	0.1
Prepago	9,529	(0.1)
Brasilcel	28,446	21.0%
Contrato	5,511	13.1%
Prepago	22,935	23.0%
TEM Argentina	6,731	207.5%
Contrato	2,741	273.8%
Prepago	3,786	160.1%
Fixed Wireless	204	n.c.
TEM Perú	3,058	70.4%
Contrato	548	72.5%
Prepago	2,437	64.9%
Fixed Wireless	73	n.c.
TEM El Salvador	462	57.6%
Contrato	78	9.3%
Prepago	368	65.8%
Fixed Wireless	16	n.c.
TEM Guatemala	904	280.2%
Contrato	72	41.9%
Prepago	721	285.5%
Fixed Wireless	111	n.c.
Medi Telecom	3,440	60.1%
Contrato	158	11.3%
Prepago	3,281	63.5%
TEM México	5,847	43.3%
Contrato	255	17.1%
Prepago	5,592	44.8%
TEM Chile	5,257	92.0%
Contrato	851	91.5%
Prepago	4,406	92.1%
TEM Venezuela	5,197	n.c.
Contrato	326	n.c.
Prepago	4,310	n.c.
Fixed Wireless	562	n.c.
TEM Colombia	4,757	n.c.
Contrato	1,137	n.c.
Prepago	3,620	n.c.
TEM Ecuador	1,658	n.c.
Contrato	337	n.c.
Prepago	1,318	n.c.
Fixed Wireless	2	n.c.
TEM Panamá	751	n.c.
Contrato	63	n.c.
Prepago	688	n.c.
TEM Nicaragua	329	n.c.
Contrato	44	n.c.
Prepago	270	n.c.
Fixed Wireless	16	n.c.
TEM Uruguay	279	n.c.
Contrato	56	n.c.

Prepago	223	n.c.

Total Managed	86,498	55.5%

Note: The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005. For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group subscriber base. 1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

January - June 2005 Results Telefónica 46

RESULTS BY BUSINESS LINES

Mobile Business

TELEFÓNICA MÓVILES GROUP

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

		January - June
		2005	2004	% Chg
Spain	Revenues	4,294.8	3,963.1	8.4
	OIBDA	1,946.6	2,025.3	(3.9)
	OIBDA margin	45.3%	51.1%	(5.8 p.p.	)

Latin America	Revenues	3,474.5	1,390.4	149.9
	OIBDA	683.3	245.5	178.3
	OIBDA margin	19.7%	17.7%	2.0 p.p.

Brazil	Revenues	836.4	723.1	15.7
	OIBDA	235.9	260.1	(9.3)
	OIBDA margin	28.2%	36.0%	(7.8 p.p.	)

Northern Region	Revenues	596.9	404.0	47.8
	OIBDA	(27.8)	(69.0)	(59.6)
	OIBDA margin	-4.7%	-17.1%	12.4 p.p.

Andean Region	Revenues	1,294.1	116.0	n.c.
	OIBDA	339.0	30.0	n.c.
	OIBDA margin	26.2%	25.9%	0.3 p.p.

Southern Cone	Revenues	747.2	147.4	n.c.
	OIBDA	136.1	24.4	n.c.
	OIBDA margin	18.2%	16.5%	1.7 p.p.

Rest and intragroup	Revenues	(9.5)	1.4	c.s.
	OIBDA	(51.0)	(34.5)	47.8
	OIBDA margin	n.s.	n.s.	n.s.

TOTAL	Revenues	7,759.8	5,354.9	44.9
	OIBDA	2,578.8	2,236.2	15.3
	OIBDA margin	33.2%	41.8%	(8.5 p.p.	)

Note: The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005).

January - June 2005 Results Telefónica 47

RESULTS BY BUSINESS LINES

Mobile Business

TELEFÓNICA MÓVILES GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	%Chg	2005	2004	%Chg
Revenues	7,759.8	5,354.9	44.9	4,084.0	2,716.4	50.3
Internal expenditure capitalized in fixed assets (1)	52.1	31.8	63.9	31.0	20.5	50.8
Operating expenses	(5,177.4)	(3,135.0)	65.1	(2,829.7)	(1,597.4)	77.1
Other net operating income (expense)	(54.5)	(16.2)	n.s.	(25.1)	(9.4)	167.3
Gain (loss) on sale of fixed assets	(1.2)	(1.7)	(28.1)	(0.2)	(1.6)	(86.8)
Impairment of goodwill and other assets	0.0	2.3	n.s.	0.9	0.9	3.5
Operating income before D&A (OIBDA)	2,578.8	2,236.2	15.3	1,260.9	1,129.4	11.6
Depreciation and amortization	(1,094.2)	(695.1)	57.4	(566.5)	(344.9)	64.3
Operating income (OI)	1,484.7	1,541.1	(3.7)	694.3	784.5	(11.5)
Profit from associated companies	(10.8)	(21.7)	(50.5)	(2.2)	(9.2)	(76.1)
Net financial income (expense)	(153.9)	(120.0)	28.2	(79.8)	(106.8)	(25.2)
Income before taxes	1,320.1	1,399.4	(5.7)	612.3	668.5	(8.4)
Income taxes	(396.7)	(477.3)	(16.9)	(120.4)	(200.2)	(39.8)
Income from continuing operations	923.3	922.1	0.1	491.9	468.4	5.0
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	4.4	0.3	n.s.	3.9	5.8	(33.8)
Net income	927.8	922.4	0.6	495.7	474.2	4.5

(1)	Including work in process.

CELLULAR BUSINESS

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	%Chg	2005	2004	%Chg
Revenues	7,759.8	5,533.3	40.2	4,084.0	2,803.2	45.7
Internal expenditure capitalized in fixed assets (1)	52.1	33.0	57.7	31.0	21.8	42.3
Operating expenses	(5,177.4)	(3,272.9)	58.2	(2,829.7)	(1,667.1)	69.7
Other net operating income (expense)	(54.5)	(17.7)	n.s.	(25.1)	(9.9)	153.8
Gain (loss) on sale of fixed assets	(1.2)	(1.7)	(28.1)	(0.2)	(1.6)	(86.8)
Impairment of goodwill and other assets	0.0	2.3	n.s.	0.9	0.9	3.5
Operating income before D&A (OIBDA)	2,578.8	2,276.3	13.3	1,260.9	1,147.3	9.9
Depreciation and amortization	(1,094.2)	(740.6)	47.7	(566.5)	(367.4)	54.2
Operating income (OI)	1,484.7	1,535.7	(3.3)	694.3	779.9	(11.0)
Profit from associated companies	(10.8)	(22.9)	(52.9)	(2.2)	(10.3)	(78.7)
Net financial income (expense)	(153.9)	(135.9)	13.2	(79.8)	(114.5)	(30.3)
Income before taxes	1,320.1	1,377.0	(4.1)	612.3	655.1	(6.5)
Income taxes	(396.7)	(473.0)	(16.1)	(120.4)	(196.3)	(38.7)
Income from continuing operations	923.3	904.0	2.1	491.9	458.7	7.2
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	4.4	9.8	(54.4)	3.9	10.5	(63.4)
Net income	927.8	913.7	1.5	495.7	469.3	5.6

Note: Cellular Bussines included Telefónica Móvil Chile in 2004.

(1)	Including work in process.

January - June 2005 Results Telefónica 48

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the first half of 2005 the TPI Group’s revenues increased by 10.0% to 236.1 million euros. The Group’s operating income before depreciation and amortization (OIBDA) amounted to 62.5 million euros, 7.1% higher than the figure for the same period of 2004. Net income rose by 3.5% to 30.7 million euros. These results are explained by:

•	The good performance of both the domestic advertising revenues, which rose by 7.2% to 151.1 million euros, and the telephone traffic revenues, which registered an increase of 30.4% up to 26.9 million euros.

•	The good behaviour of Publiguías total revenues, which increased by 6.0% in local currency.

•	The strong revenue performance of TPI Peru, which soared by 9.2% in local currency after the publication of the Lima and Sur directories.

•	TPI Brazil advertising revenues, which rose by 4.9% in local currency, after the publication of Guia Mais in Sao Paolo capital.

Once again we would like to emphasize that the TPI Group’s interim results are not comparable on a yearly basis and cannot be extrapolated to year-end. This is mainly due to the higher concentration of directory publications in the second half of the year and changes in directory publication schedules.

TPI Spain, maintains its contribution of 79% of total Group’s revenues and increased its OIBDA contribution from 93% in the first half 2004 to 97% in the first half 2005. Revenues from TPI Spain rose by 9.4% to 186.2 million euros, mainly due to three factors:

•	An organic growth, like for like, of 3.7% and 4.3% in the publication of Yellow Pages (50 books in the first half 2005 vs. 41 books in the first half 2004) and White Pages books (28 books in the first half 2005 vs. 26 books in the first half 2004) respectively,

•	The variations in the publication calendar of guides and,

•	The strong increase experienced in the telephone traffic business related to telephone information services (11888 platform), with a year-on-year increase in revenues of 30.4% up to 26.9 million euros.

TPI has obtained two licenses to operate in the Italian (which is in the process of being liberalized) and French telephone information services markets.

Latin America contributed with the remaining 21% of Group revenues and 3% of Group OIBDA, with TPI Peru being the biggest Latin American contributor to both revenues and OIBDA in the region thanks to the publication of the Lima directory.

January - June 2005 Results Telefónica 49

RESULTS BY BUSINESS LINES

Other Businesses

•	At the end of the first half 2005, TPI Peru obtained revenues of 28.9 million euros and contributed with 9.4 million euros to Group’s OIBDA.

•	TPI Brazil has published during the second quarter its fifth edition of Guia Mais in Sao Paolo capital. Despite the 4.9% growth experienced in advertising revenues, total revenues declined by 4.0%. OIBDA figure has improved by 18.8% to -3.9 million euros.

•	Publiguías, which showed an increase of 6.0% in its total revenues in local currency, posted a decrease of 95.0% in its OIBDA. However, this OIBDA performance should not be extrapolated to year-end as the Santiago Directory, that accounts for a big part of the annual revenue and OIBDA figures, is expected to be published during the third quarter. As we already mentioned in our previous Q1 results presentation, the acquisition of our competitor Chilnet by two local groups should negatively impact our future performance in Santiago.

With these results and the positive evolution of the company, TPI maintains its initial 2005 year-end guidance announced during the first quarter of growth at constant exchange rates in revenues (+3/+5%) and OIBDA (+7/+9%).

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during the first half of 2005 an increase in revenues of 9.1% compared with the first half of 2004 up to 239.1 million euros. OIBDA reached 62.5 million euros, registering a year-on-year increase of 8.4%.

TPI - PÁGINAS AMARILLAS GROUP

SELECTED OPERATING DATA IN SPAIN

Unaudited figures

	January - June
	2005	2004	% Chg
Books Published
Yellow Pages*	50	41
White Pages	28	26

(Euros in millions)
Revenue Breakdown (1)	186.2	170.2	9.4
Advertising	151.1	140.9	7.2
Publishing	130.8	123.6	5.8
Yellow Pages	99.0	95.2	4.1
White Pages	29.8	27.2	9.9
Others paper revenues	1.9	1.3	51.8
Internet	15.9	14.0	13.2
Operator Assisted Yellow Pages	2.3	2.0	15.7
Others	2.0	1.3	61.4
Telephony Traffic	26.9	20.6	30.4
Operator	7.6	7.3	3.9
Others	0.7	1.4	(51.1)

*	Includes a breakdown by residential/business services and pocket guides.
(1)	TPI España includes Telefónica Publicidad e Información S.A. , TPI Edita, 11888 Servicio de Consulta Telefónica S.A.U., TPI Direct and Edinet Europa results.

January - June 2005 Results Telefónica 50

RESULTS BY BUSINESS LINES

Other Businesses

TPI - PÁGINAS AMARILLAS GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	236.1	214.6	10.0	140.3	135.4	3.6
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(163.4)	(145.8)	12.1	(96.4)	(89.0)	8.3
Other net operating income (expense)	(10.1)	(9.8)	3.1	(5.7)	(7.0)	(18.6)
Gain (loss) on sale of fixed assets	0.0	(0.5)	c.s.	0.0	(0.5)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	62.5	58.4	7.1	38.2	38.9	(1.8)
Depreciation and amortization	(11.8)	(10.5)	11.7	(6.1)	(5.5)	10.5
Operating income (OI)	50.8	47.9	6.1	32.1	33.4	(3.8)
Profit from associated companies	(0.1)	(0.2)	(62.3)	0.0	(0.0)	c.s.
Net financial income (expense)	(2.2)	(1.6)	38.1	(1.6)	(1.4)	20.6
Income before taxes	48.5	46.1	5.2	30.5	32.0	(4.7)
Income taxes	(17.8)	(17.0)	4.8	(11.7)	(12.1)	(3.7)
Income from continuing operations	30.7	29.1	5.4	18.8	19.9	(5.3)
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	0.0	0.5	n.s.	0.0	0.1	n.s.
Net income	30.7	29.7	3.5	18.8	19.9	(5.6)

(1)	Including work in process.

DIRECTORIES BUSINESS

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	239.1	219.1	9.1	142.9	139.4	2.5
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(166.4)	(150.3)	10.7	(98.6)	(92.8)	6.3
Other net operating income (expense)	(10.2)	(10.5)	(3.2)	(5.7)	(7.4)	(22.7)
Gain (loss) on sale of fixed assets	0.0	(0.5)	c.s.	0.0	(0.5)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	62.5	57.7	8.4	38.6	38.7	(0.3)
Depreciation and amortization	(12.0)	(10.8)	10.7	(6.2)	(5.6)	9.6
Operating income (OI)	50.5	46.8	7.8	32.4	33.1	(2.0)
Profit from associated companies	(0.1)	(0.2)	(62.3)	0.0	(0.0)	c.s.
Net financial income (expense)	(3.2)	(3.4)	(4.5)	(1.9)	(3.1)	(36.4)
Income before taxes	47.2	43.3	9.0	30.5	30.0	1.6
Income taxes	(17.8)	(17.0)	4.8	(11.7)	(12.1)	(3.7)
Income from continuing operations	29.4	26.3	11.7	18.8	17.8	5.3
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	0.0	0.6	n.s.	0.0	0.1	(99.0)
Net income	29.5	26.9	9.4	18.8	17.9	4.7

(1)	Including work in process.

January - June 2005 Results Telefónica 51

RESULTS BY BUSINESS LINES

Other Businesses

ATENTO GROUP

During the first half of 2005, Atento Group’s revenues amounted to 388.2 million euros, 38.5% more than in the same period of the previous year and showed an improvement quarter-over-quarter of 32.9%. This increase is explained by the acceleration of the revenues growth at Atento España (+30.1% year-on-year as of June 2005 vs. +27.1% as of March 2005), Atento Brazil (+39.0% year-on-year as of June 2005 vs. +31.3% as of March 2005) and Atento México (+71.3% year-on-year as of June 2005 vs. +70.7% as of March 2005).

The contribution of clients outside the Telefónica Group reached 44.1% of total revenues in the first half of 2005, highlighting:

•	In Brazil, the higher activity in Microsoft, Bradesco, Banco IBI and VIVO.

•	In Spain, on one hand the agreement with BBVA and the new services with Gas Natural and, on the other hand, the new services with some Spanish Government Agencies (Tesorería General de la Seguridad Social and Agencia Tributaria).

•	In Mexico, the higher activity with BBVA, Infonavit, GE Seguros, Pfizer, Microsoft and US Airways.

•	In Puerto Rico, the higher activity with SunCom, Transcore and Citibank.

•	In Colombia, the higher activity with BBVA and the higher traffic in the Microsoft campaign.

•	In Venezuela, the new services with Movilnet, Electricity of Caracas and Procter & Gamble.

•	In Argentina, the higher activity with YPF, GM and Nokia.

By geographical areas, Spain and Brazil both accounted for 70.6% of the total group revenues, 2.4 percentage points less than twelve months ago, offset by the higher contribution of México (8.0% vs. 6.5% one year ago), Chile (5.7% vs. 5.3% one year ago) and Argentina (3.2% vs. 2.5% one year ago) in the total group revenues.

Operating expenses registered a year-on-year increase of 38.0% to 338.1 million euros in the first half of the year, due to higher personnel expenses (+39.7%) as a result of greater activity and higher supplies (+45.6%).

Operating income before depreciation and amortization (OIBDA) amounted to 51.5 million euros at the end of the first half of 2005, 38.7% up on January-June of the previous year. In terms of profitability, the OIBDA margin amounted to 13.3%, 0.7 percentage points higher and improving the 17.8% growth obtained as of March 2005 than twelve months ago.

January - June 2005 Results Telefónica 52

RESULTS BY BUSINESS LINES

Other Businesses

Operating income (OI) at June 2005 amounted to 37.9 million euros, 98.7% more than that recorded in the same period of 2004, mainly due to the 24.5% decrease in amortization explained by the degree of maturity achieved in operations.

Net income obtained in the first six months of the year amounted to 19.6 million euros compared with 15.9 million euros registered in the same period of 2004.

CapEx totaled 19.8 million euros at the end of the first half, showing a year-on-year increase of 142.4%. This increase was mainly due, on one hand, to investments in new businesses in Spain, Brazil, Puerto Rico, México and Venezuela and, on the other hand, to technological replacement.

Operating free cash flow (OIBDA-CapEx) reached 31.7 million euros in June, compared with the 28.7 million euros generated in January-June 2004.

Finally, at operating level, the Atento Group had 35,845 positions in place as of June 30th 2005, 8,265 more than one year ago and 4,060 more than in March 2005. The average number of occupied positions for the first six months was 28,598, representing an occupation level of 84.7%.

ATENTO GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	388.2	280.3	38.5	209.5	145.9	43.6
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(338.1)	(245.0)	38.0	(181.3)	(129.7)	39.9
Other net operating income (expense)	1.5	2.2	(33.0)	0.8	1.8	(54.2)
Gain (loss) on sale of fixed assets	(0.0)	(0.4)	c.s.	(0.0)	0.0	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	51.5	37.1	38.7	28.9	18.0	60.9
Depreciation and amortization	(13.7)	(18.1)	(24.5)	(6.6)	(8.8)	(24.5)
Operating income (OI)	37.9	19.1	98.7	22.3	9.2	142.4
Profit from associated companies	0.0	0.0	n.s.	0.0	0.0	n.s.
Net financial income (expense)	(7.8)	(0.2)	n.s.	(4.4)	(3.5)	24.0
Income before taxes	30.1	18.9	59.4	18.0	5.7	n.s.
Income taxes	(9.0)	(2.2)	n.s.	(5.4)	(0.1)	n.s.
Income from continuing operations	21.1	16.7	26.2	12.6	5.6	123.4
Income (Loss) from discontinued operations	0.0	(0.1)	n.s.	0.0	0.0	n.s.
Minority interest	(1.4)	(0.7)	106.2	(0.8)	(0.3)	135.7
Net income	19.6	15.9	23.6	11.8	5.3	122.7

(1)	Including work in process.

January - June 2005 Results Telefónica 53

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media Business obtained revenues of 601.9 million euros at the end of the first six months of 2005, up 5.4% from the same period of 2004, mainly due to the good behaviour of the content producer Endemol in the second quarter, partially compensating the deconsolidation in 2004 of the film content producer Lola Films.

The consolidated operating income before depreciation and amortization (OIBDA) amounted to 114.1 million euros in the first half of 2005, compared with 70.6 million euros registered in the same period of last year.

ENDEMOL

The Endemol Group generated revenues of 508.9 million euros at the end of the first half of 2005, a 4.2% increase year-on-year. Endemol subsidiaries in UK, Germany and Italy have been the main contributors to the Group’s increase in revenues.

In OIBDA terms, Endemol obtained 106.0 million euros, which compares with the 82.9 million euros registered in the first half of 2004.

ATCO

During the first six months of the year, the advertising market in Argentina (mainly in the Capital and Gran Buenos Aires areas) has registered year-on-year growth of approximately 25%, which compares with the one registered in the first half of 2004 (+54%), reflecting the recovery of the above-mentioned market throughout 2004.

Within this favourable market context, Telefé maintains its leadership, reaching 38.6% share of audience on total population and showing a year-on-year reduction of 0.2 percentage points, followed by its main competitor, Canal 13, with an average share of 24.8% in the first half of 2005. The cumulative advertising market share as of June 2005 is 42.1%, down 3.8 percentage points from June 2004, again followed by Canal 13 (30.7%).

The company obtained revenues of 151.9 million pesos at the end of the first half of the year, showing an increase of 7.3% over the same period of last year, due to the advertising market growth already mentioned. OIBDA reached 49.7 million pesos in the first half of the year, which compares with the 27.4 million pesos registered in the first half of 2004, and primarily due to the capital gains registered after the sale of Radio Continental and Radio Estéreo.

January - June 2005 Results Telefónica 54

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	601.9	570.9	5.4	335.3	297.2	12.8
Internal expenditure capitalized in fixed assets (1)	0.0	0.2	n.s.	0.0	0.1	n.s.
Operating expenses	(497.1)	(485.0)	2.5	(268.2)	(254.6)	5.4
Other net operating income (expense)	2.1	(15.5)	c.s.	1.3	(15.3)	c.s.
Gain (loss) on sale of fixed assets	7.3	(0.1)	c.s.	0.2	(0.0)	c.s.
Impairment of goodwill and other assets	(0.1)	0.1	c.s.	(0.1)	(0.4)	(86.9)
Operating income before D&A (OIBDA)	114.1	70.6	61.6	68.7	26.9	155.2
Depreciation and amortization	(14.1)	(13.1)	7.8	(6.8)	(6.7)	1.2
Operating income (OI)	100.0	57.5	73.8	61.9	20.2	n.s.
Profit from associated companies	(7.6)	(17.9)	(57.8)	1.2	(7.2)	c.s.
Net financial income (expense)	3.2	(10.8)	c.s.	0.4	(7.8)	c.s.
Income before taxes	95.6	28.8	n.s.	63.4	5.3	n.s.
Income taxes	(35.2)	(33.2)	5.9	(22.2)	(3.8)	n.s.
Income from continuing operations	60.5	(4.4)	c.s.	41.3	1.5	n.s.
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(2.6)	(2.0)	28.1	(2.3)	(2.1)	10.5
Net income	57.9	(6.4)	c.s.	39.0	(0.6)	c.s.

(1)	Including work in process.

January - June 2005 Results Telefónica 55

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland obtained revenues of 139.7 million euros in the first six months of 2005, showing a year-on-year reduction of 9.4%, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business.

With respect to the broadband business, it is worth to highlight the strong increase in the number of connections resold on a retail basis by the company to its main clients. With it, the total number of equivalent ADSL lines in service in the german market exceeds the figure of 505 thousands at the end of the first half of 2005, which compares with the more than 350 thousands achieved in the first half of 2004, providing services to four of the five top main ISPs in Germany. It is also important to highlight that the company has reach to an important agreement with AOL to provide wholesale broadband access services based on the unbundled local loop technique, just providing this service in more than 100 cities.

As a consequence of the aforementioned narrowband to broadband Internet access migration process, Telefónica Deutschland has registered a positive operating income before depreciation and amortization (OIBDA) of 4.9 million euros at the end of the first half, which compares with the 7.4 million euros obtained in the same period of the previous year.

TELEFÓNICA DEUTSCHLAND GROUP

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June
	2005	2004	% Chg
Revenues	139.7	154.2	(9.4)
Operating income before D&A (OIBDA)	4.9	7.4	(33.6)
OIBDA margin	3.5%	4.8%	(1.3 p.p. )

January - June 2005 Results Telefónica 56

RESULTS BY BUSINESS LINES

Other businesses

TERRA NETWORKS GROUP

The merger between Telefónica, S.A. and Terra Networks, S.A has currently materialized. For information purposes, we are presenting Terra Networks Group First Half Consolidated Financial Statements, jointly with Terra Networks, S.A. Individual Financial Statements.

TERRA NETWORKS GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2005	2004	% Chg	2005	2004	% Chg
Revenues	240.8	219.3	9.8	127.8	113.9	12.2
Internal expenditure capitalized in fixed assets (1)	0.3	0.5	(51.1)	0.1	0.3	(56.7)
Operating expenses	(215.6)	(229.9)	(6.2)	(113.2)	(126.6)	(10.6)
Other net operating income (expense)	17.6	0.1	n.s.	14.1	1.8	n.s.
Gain (loss) on sale of fixed assets	3.3	10.0	(67.2)	3.1	9.2	(66.5)
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	46.3	(0.0)	c.s.	32.0	(1.5)	c.s.
Depreciation and amortization	(39.0)	(47.8)	(18.4)	(19.3)	(23.4)	(17.7)
Operating income (OI)	7.3	(47.8)	c.s.	12.8	(24.9)	c.s.
Profit from associated companies	(2.7)	(7.7)	(64.9)	(0.4)	(2.9)	(84.9)
Net financial income (expense)	12.6	15.8	(20.2)	9.7	8.7	11.1
Income before taxes	17.2	(39.7)	c.s.	22.0	(19.0)	c.s.
Income taxes	16.6	18.7	(11.4)	13.4	8.1	64.3
Income from continuing operations	33.8	(21.1)	c.s.	35.4	(10.9)	c.s.
Income (Loss) from discontinued operations	0.0	(41.7)	c.s.	0.0	(12.0)	n.s.
Minority interest	(0.0)	2.4	c.s.	(0.0)	0.3	c.s.
Net income	33.8	(60.4)	c.s.	35.4	(22.5)	c.s.

(1)	Including work in process.

January - June 2005 Results Telefónica 57

RESULTS BY BUSINESS LINE

Other Businesses

TERRA NETWORKS GROUP

CONSOLIDATED BALANCE SHEET

Unaudited figures (Euros in millions)

	June
	2005	2004	% Chg
Non-current assets	552.6	721.2	(23.4)
Intangible assets	188.1	253.1	(25.7)
Goodwill	84.8	135.0	(37.1)
Property, plant and equipment and Investment property	12.5	34.1	(63.3)
Long-term financial assets and other non-current assets	244.2	275.2	(11.3)
Deferred tax assets	23.0	23.7	(3.0)

Current assets	1,021.8	1,745.9	(41.5)
Inventories	4.6	1.3	n.s.
Trade and other receivables	135.1	109.3	23.6
Current tax receivable	12.7	19.0	(33.2)
Short-term financial investments	863.6	1,519.4	(43.2)
Cash and cash equivalents	5.8	96.9	(94.0)
Non-current assets classified as held for sale	0.0	0.0	n.s.
Total Assets = Total Equity and Liabilities	1,574.4	2,467.1	(36.2)

Equity	1,366.2	2,190.0	(37.6)
Equity attributable to equity holders of the parent	1,366.2	2,189.4	(37.6)
Minority interest	0.0	0.6	n.s.

Non-current liabilities	40.0	99.4	(59.8)
Long-term financial debt	0.0	30.0	n.s.
Long-term debt with Group and associated companies	22.6	22.4	1.0
Deferred tax liabilities	10.7	2.7	n.s.
Long-term provisions	3.8	41.9	(90.9)
Other long-term liabilities	2.8	2.4	18.5

Current liabilities	168.3	177.6	(5.3)
Short-term financial debt	14.0	2.0	n.s.
Short-term debt with Group and associated companies	30.7	23.7	29.8
Trade and other payables	69.2	95.7	(27.7)
Current tax payable	18.0	10.3	75.5
Short-term provisions and other liabilities	36.3	45.9	(21.0)
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

January - June 2005 Results Telefónica 58

RESULTS BY BUSINESS LINE

Other Businesses

TERRA NETWORKS, S.A.

INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June
DATA UNDER SPANISH GAAP	2005	2004	% Chg
Revenues	6.1	15.0	(59.2)
Other operating income	1.1	0.0	n.s.
Operating expenses	(19.2)	(20.1)	(4.3)
Supplies	(0.0)	(0.0)	(82.5)
Personnel expenses	(6.3)	(9.1)	(31.2)
Subcontracts	(12.9)	(10.9)	18.6
Taxes	(0.0)	(0.0)	(61.9)
Other operating expenses	(0.0)	0.0	n.s.
EBITDA	(12.0)	(5.0)	138.9
Depreciation and amortization	(23.1)	(3.9)	n.s.
Operating profit	(35.1)	(9.0)	n.s.
Financial net income (expense)	16.1	24.9	(35.5)
Extraordinary net income (expense)	63.8	(83.8)	c.s.
Income before taxes	44.7	(67.8)	c.s.
Income taxes	16.4	10.2	60.4
Net income	61.1	(57.6)	c.s.

January - June 2005 Results Telefónica 59

RESULTS BY BUSINESS LINE

Other businesses

TERRA NETWORKS S.A.

BALANCE SHEET

Unaudited figures (Euros in millions)

	June
DATA UNDER SPANISH GAAP	2005	2004	% Chg
Fixed and other incurrent assets	1,276.8	1,673.7	(23.7)
Intangible net assets	114.6	10.2	n.s.
Fixed net assets	0.0	2.4	n.s.
Long-term investments	423.5	887.8	(52.3)
Loans to Group and associated companies	436.6	476.0	(8.3)
Long-term treasury stock	15.1	0.0	n.s.
Taxes receivable	287.0	297.3	(3.5)
Current assets	963.1	1,598.7	(39.8)
Accounts receivable	28.6	15.3	87.2
Receivable from Group and associated companies	357.3	81.0	341.1
Loans to Group and associated companies	571.1	1,493.5	(61.8)
Cash and banks	0.0	0.0	n.s.
Others	6.1	8.9	(31.7)

Total Assets = Total Liabilities	2,239.9	3,272.5	(31.6)

Shareholders equities	1,695.5	2,507.6	(32.4)
Defered income	8.6	28.9	(70.3)
Provisions for risks and expenses	438.5	419.5	4.5
Payable to Group and associated companies l/t	26.2	26.2	0.0
Payable to Group and associated companies s/t	44.4	243.1	(81.7)
Trade accounts payable	15.9	34.5	(54.0)
Other creditors s/t	10.9	12.6	(13.6)

January - June 2005 Results Telefónica 60

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

•	Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.

•	Telefónica Holding Argentina, S.A. holds 4.706% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

•	Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, sold Telefónica Móviles Chile to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the cellular business from the beginning of the year 2004.

•	The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

•	In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.

•	Telefónica Data Group (denominated “Telefónica Empresas”), legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year 2004.

•	Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group during 2004 and the first half of 2005, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%) respectively.

January - June 2005 Results Telefónica 61

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP

% Part
Telefónica de España	100.00%
Telefónica Móviles (1)	92.46%
Telefónica Latinoamérica	100.00%
TPI Group	59.90%
Terra Networks Group (2)	75.87%
Telefónica de Contenidos	100.00%
Atento Group	91.35%
Cesky Telecom	51.10%

(1)	Effective participation: 92.91%. Includes Telefónica Móviles S.A.’ Stock Options Program (“Programa MOS”).
(2)	Effective participation: 77.69%. Includes Terra’s shares in treasury stock and Terra Networks S.A.’s Stock Options Program.

TELEFÓNICA DE ESPAÑA GROUP

% Part
Telyco	100.00%
Telefónica Telecomunic. Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informaticay Comunicaciones de España	100.00%

TELEFÓNICA LATINOAMÉRICA GROUP

% Part
Telesp	87.49%
Telefónica del Perú	98.19%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	44.89%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	93.98%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Intern. Wholesale Serv. (TIWS) (1)	100.00%

(1)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

TELEFÓNICA MÓVILES GROUP

% Part
Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	98.03%
T. Móviles México	92.00%
TM Chile	100.00%
TEM El Salvador	96.16%
TEM Guatemala	100.00%
Telcel (Venezuela)	100.00%
TEM Colombia	100.00%
TEM Guatemala y Cía	100.00%
Otecel (Ecuador)	100.00%
TEM Panamá	99.95%
Abiatar (Uruguay)	100.00%
Telefonía Celular Nicaragua	100.00%
Radiocomunicac. Móviles SA (Arg)	100.00%
Telefónica Móviles Chile	100.00%
Group 3G (Germany)	57.20%
IPSE 2000 (Italy) (2)	45.59%
3G Mobile AG (Switzerland)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%
Tempos 21 (3)	38.50%

(1)	Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and, as from May 2003, TeleCentro Oeste Participações.

The states that Brasilcel consolidated in its subsidiaries in June 2005 are the following: TeleSudeste Celular Participações 91.1%; Telesp Celular Participações 65.7%; Global Telecom Participações 65.7%; Celular CRT Participações 65.9%; TeleLeste Celular Participações 50.6% and TeleCentro Oeste Participações 33.3%.

(2)	Aditionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.
(3)	In June 2005, Tempos 21 is consolidated by the equity method with a retroactive effect as from January 1st 2005.

January - June 2005 Results Telefónica 62

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TPI - PÁGINAS AMARILLAS GROUP

% Part
TPI Edita	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%
Services de Renseig. T. (France)	100.00%

TERRA NETWORKS GROUP

% Part
Lycos Europe	32.10%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	99.99%
EducaTerra	100.00%
Azeler Automoción	100.00%
R.U.M.B.O.	50.00%
Uno-E Bank	33.00%

ATENTO GROUP

% Part
Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.46%
Atento Chile, S.A.	77.60%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP

% Part
Telefé	100.00%
Endemol	99.70%
Telefónica Servicios de Música	100.00%
Telefónica Servicios Audiovisuales	100.00%
Hispasat	13.23%

OTHER PARTICIPATIONS

% Part
Sogecable (1)	23.83%
Portugal Telecom (2)	9.85%
BBVA	1.07%
Amper	6.10%
Telepizza	4.89%
China Netcom Group	2.99%

(1)	Telefónica de Contenidos, S.A. holds 22.23% and Telefónica, S.A. holds 1.60%.
(2)	Telefónica Group’s effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.

January - June 2005 Results Telefónica 63

ADDENDA

Significant Events

•	On July 28, 2005, Telefónica S.A. treasury stock position was 23,594,967 shares representing 0.479% of its current share capital.

•	On July 11, 2005, Médi Telecom, Telefónica Móviles’ operating company in Morocco, won a fixed-line telephone license in the bidding held by Moroccan authorities.

•	On June 30, 2005, Telefónica, S.A. acquired 2.99% of the equity of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited (CNC), at a price of 11.45 Hong Kong Dollars per share (quoted share price at June 27, 2005) representing a total amount of 240 million euros. Telefónica intends to reach up to 5% stake in CNC and will have the right to appoint one representative to the Board of Directors.

•	On June 29, 2005, the Board of Directors of the Company accepted the resignation of Mr. José Fonollosa García from his position on the Board.

•	On June 16, 2005, after having obtained the required authorisation of the European Commission on June 10, 2005, Telefónica, S.A. and the National Property Fund, the Czech Republic’s privatisation entity, closed the sale of 51.1% of the telecommunications operator Cesky Telecom. The price for the acquisition of 51.1% of the operator’s capital stood at EUR 2,747 million, as expected.

In accordance with Czech legislation, Telefónica will launch a tender offer for the remaining share of the capital stock, i.e. for up to 48.9%. The price proposed by Telefónica, as set forth in the draft bid document approved by the Czech Securities Commission, amounts to CZK 456.00 for each share in Cesky Telecom, to be paid in cash.

•	On June 15, 2005, Telefónica Móviles, S.A. paid a dividend of 836 million euros be paid, against 2004 results, pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. held on May 6, 2005. The fixed gross dividend per share was 0.193 euros, marking an increase of 5% over the dividend paid last year.

•	On June 10, 2005, pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of Telefónica, S.A. held on May 31, 2005, the Company agreed the extraordinary non-cash distribution of additional paid-in capital by means of delivery to Telefónica, S.A. shareholders of shares representing the capital stock held as treasury stock in the proportion of one (1) share to every twenty five (25) shares they hold entitled to participated in the distribution.

•	On June 2, 2005, and after the approval by the Annual General Shareholders’ Meeting of Telefónica, S.A of the same Plan of Merger by Absorption, the Annual General Shareholders’ Meeting of Terra Networks, S.A. approved the merger between Terra Networks and Telefónica, S.A.

January - June 2005 Results Telefónica 64

ADDENDA

Significant Events

In order to satisfy the merger exchange, Telefónica delivered shares of treasury stock to the shareholders of Terra Networks pursuant to the exchange ratio fixed in the Merger Plan of two (2) shares of Telefónica, each having a par value of one (€1) Euro, for every nine (9) shares of Terra Networks, each having a par value of two (€2) Euros, with no supplemental cash compensation. Telefónica did not issue new shares for such purpose, for which reason there will be no increase in its capital stock as a result of the merger.

Friday, July 15th, 2005, was the last day of trading for shares of Terra Networks, which were cancelled as a result of the merger.

•	On May 31, 2005, the Board of Directors of Telefónica, S.A., resolved to execute the resolution adopted by the company’s shareholders in their Annual General Meeting held this same date (May 31, 2005) regarding a capital reduction by the cancellation of own shares corresponding to the “TIES Program”, the compensation system tied to the market price of Telefónica, S.A. share and targeted at the non- executive employees of the Telefónica Group.

Therefore, 34,760,964 of the own shares of Telefónica, S.A were cancelled, reducing the company’s share capital by the sum of 34,760,964 euros. This also meant rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,921,130,397 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

January - June 2005 Results Telefónica 65

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-June of 2005, the main changes have occurred in the consolidation perimeter were the following:

TELEFÓNICA GROUP

•	The Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was taken over by Telefónica Gestión de Servicios Compartidos, S.A. in February this year. The company, which was consolidated within Telefónica Group’s financial statements by full integration method, has been removed from the consolidation perimeter.

•	On April 19th, Telefónica Wholesale Services, S.L.(TIWS), the Spanish subsidiary of Telefónica Datacorp, S.A., carried out a capital increase of 212.68 million Euros, that was both fully subscribed and paid by Telefónica, S.A. by means of a non-monetary contribution from the Uruguayan company, Telefónica International Wholesale Services America, S.A. Following this operation, Telefónica, S.A. owns 92.513% of the capital of the Spanish company TIWS, which continues to be consolidated within Telefónica Group’s financial statements by the full integration method; Telefónica Group owns 100% of the company’s shares.

•	On June 10th, the European Commission authorized the takeover of the Czech telecommunications company Cesky Telecom a.s. by means of the acquisition of 51.1% of the company’s share capital. The deal was closed on June 16th, offering a price of 502 Czech Crowns per share, which represented a total purchase price of 2.747 billion Euros. Later, Telefónica launched a compulsory takeover bid for the remaining 48.9% of outstanding shares still controlled by minority shareholders, offering 456 Czech Crowns for each share. The company has been included within Telefónica Group’s financial statements by the full integration method.

•	In June, Telefónica, S.A. has sold 4,300,000 shares of its subsidiary Telefónica Publicidad e Información, S.A. This capital gain has been recorded within Telefónica Group’s financial statements under the item “Gains on disposals of consolidated companies”. Following this transaction, Telefónica Group owns 59.9% of TPI. The company continues to be consolidated within Telefónica Group’s financial statement by the full integration method.

TELEFÓNICA DE ESPAÑA GROUP

•	The Spanish company Soluciones Tecnológicas para la alimentación, S.L., in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% stake, was sold in February and has been removed from the Telefónica Group consolidation perimeter where it was consolidated by equity method.

•	In March, Telefónica de España S.A.U.’s sold its stake of 0.73% in INTELSAT for 17.77 million euros, obtaining a capital gain of 17.58 million euros. The company was recorded within the “Other investments” item of the Telefónica Group’s consolidated balance sheet.

January - June 2005 Results Telefónica 66

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

•	In May, Telefónica Soluciones Sectoriales, S.A. is not anymore a shareholder of the Spanish company IT7 (formerly Incatel), Instituto Canario de Telecomunicaciones S.A.. It has returned the 31% stake they owned at December 31st, 2004 to its partners. The company has been removed from Telefónica Group’s consolidation perimeter, where it was included by the equity method.

•	In June, the Spanish company Segurvirtual MVS, S.A., in which Telefónica Data España, S.A. owned 49% of the shares, was liquidated. The company has been removed from Telefónica Group’s consolidation perimeter, where it used to be included by the equity method.

•	Also in June, the Salvadoran company Telefónica Sistemas el Salvador, S.A. de C.V., a company in which Telefónica Soluciones Informáticas y Comunicaciones de España, S.A.U. owns 99.5 % of the shares, has started its liquidation; it has been removed from Telefónica Group’s consolidation perimeter, where it was consolidated by the full integration method.

TELEFÓNICA LATINOAMÉRICA GROUP

•	In March, the Dutch company Telefónica International Holding, B.V., wholly owned by Telefónica Internacional, S.A., sold its 14.41% stake in the US company Infonet Services Corporation, Inc.

•	Telefónica Internacional, S.A.U. has acquired 2.99% of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited (CNC) share capital, at a price of 11.45 Hong Kong dollars per share, which represents a total price of 240 million Euros. Telefónica aims at increasing its stake in CNC’s share capital up to 5%, which would give it the right to appoint one of the thirteen company directors of its Board of Directors.

TELEFÓNICA MÓVILES GROUP

•	On January 7th and January 11th 2005, respectively, 100% of the shares in the BellSouth Chile and Argentina operators were purchased, thus concluding the acquisition of BellSouth operators in Latin America.

•	The total acquisition price for Telefónica Móviles, adjusted by the net debt of these companies, totaled 510.86 million euros for BellSouth Argentina and 307.43 million euros for BellSouth Chile.

•	On October 8th 2004, Telesp Celular Participações, S.A. approved a capital increase of approximately 2,054 million reaies. This increase was completed on January 4th 2005 and was completely subscribed. Following this increase, Brasilcel, N.V.’s 65.12% stake rose to 65.70%.

•	On April 20th 2005, Telefónica Móviles El Salvador Holding, S.A. de C.V. acquired an additional 4.44% of Telefónica Móviles El Salvador, S.A., therefore increasing its stake in the company up to 96.19%. The company continues to be consolidated within Telefónica Group’s financial statements by the full integration method.

January - June 2005 Results Telefónica 67

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

•	On May 23th 2005, the tender offer launched for the minority outstanding shareholdings of the Peruvian company, Comunicaciones Móviles de Perú, S.A., was concluded, increasing its stake in this company up to 99.89%. Later, onn June 1st 2005, the merger of Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C took place. Therefore, Telefónica Móviles Group has both direct and indirect stakes of 98.03% in the new company, Telefónica Móviles Perú, S.A. The company is included within Telefónica Group’s financial statements by the full integration method.

•	In June 2005, an additional 0.38% of capital of the Panamanian company, Telefónica Móviles Panamá, S.A., was purchased as a result of the takeover bid launched during 2004, increasing its total stake in the company up to 99.95%. The company continues to be consolidated in Telefónica Group’s financial statments by using the full integration method.

•	In June 2005, the Spanish company Tempos 21 Innovación en Aplicaciones Móviles, S.A., was consolidated within Telefónica Group’s financial statments by the equity method, with a retroactive effect starting as from January 1st 2005.

TPI GROUP

•	The Spanish company 11888 Servicio Consulta Telefónica, S.A., wholly owned by Telefónica Publicidad e Información, S.A. (TPI), constituted, subscribed and fully paid all of the share capital of the French company Services de Renseignements Telephoniques, S.A.S. by the 0.04 million euros. The company is now incorporated in the consolidated accounts of the Telefónica Group by full integration method.

•	11888 Servicio Consulta Telefónica, S.A. also constituted the Italian company Servizio Di Consultaziones Telefónica, S.R.L., subscribing and paying up 0.01 million euros for all of the shares forming its share capital. The company has been included in the consolidated financial statements of the Telefónica Group by full integration method.

TERRA NETWORKS GROUP

•	In March, the Terra Group purchased 50% of the shares held by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in the Spanish company Azeler Automoción, S.A. Following the sale, the Terra Group now controls the entire Azeler stake. The company, which was consolidated within Telefónica Group’s financial statements by equity method, has now been incorporated by full integration method.

At the same time as the previous operation, the Terra Group sold the 50% it held in the Spanish company Iniciativas Residenciales en Internet, S.A. (ATREA) to BBVA. Following this sale ATREA, which was consolidated within Telefónica Group’s financial statements by equity method, has been removed from the consolidation perimeter.

This combined operation involved a total payment of 1.84 million euros and generated goodwill amounting to 1.54 million euros.

•	On April 14th 2005, the company Onetravel.com, Inc. was sold for 26.4 million dollars. Terra’s stake in this company was 54.15%. The capital gain registered in this disposal amounted 3 million Euros and was recorded under the item “Gains on sale of fixed assets”. The company, which was included in Telefónica Group’s financial statements by the full integration method, has been removed from the consolidation perimeter.

January - June 2005 Results Telefónica 68

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

•	In June, the Spanish company, Terra Networks Latam, S.L., and the Dominican company, Terra Networks Caribe, S.A., were dissolved. Both companies, which were consolidated in Terra Group’s financial statements by the full integration method, have been removed from the consolidation perimeter.

TELEFÓNICA CONTENIDOS GROUP

•	During the first quarter, the Telefónica de Contenidos Group sold all of the shares it held in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., obtaining capital gains of 6.82 and 0.19 million euros, respectively. The companies, which were included in the financial statements of the Telefónica Group by full integration method, have been removed from the consolidation perimeter.

January - June 2005 Results Telefónica 69

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

This document contains financial information/data reported under IFRS. This data is preliminary as full compliance with International Financial Reporting Standards is not required until 31 December 2005, unaudited, and is therefore subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

ir@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 1st, 2005	By:	/s/ Santiago Fernández Valbuena
	Name:	Santiago Fernández Valbuena
	Title:	Chief Financial Officer